================================================================================

                                   FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                FOR AUGUST 8, 2002

                        Canadian National Railway Company
             (Exact name of Registrant as specified in its charter)

                               -----------------

                        Canadian National Railway Company
                 (Translation of Registrant's name into English)

                               -----------------

                        935 de la Gauchetiere Street West
                                Montreal, Quebec
                                 Canada H3B 2M9
                                 (514) 399-7091
                    (Address of principal executive offices)

                               -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                           FORM 20-F       FORM 40-F  X
                                     ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                                YES         NO  X
                                    ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable


================================================================================

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE
-------------------------------------------------------------------------------


CN LOGO

                                                          FOR IMMEDIATE RELEASE
                                                          ---------------------

                                           Stock symbols: TSE : CNR / NYSE: CNI

                                                                      www.cn.ca
                                                                      ---------

CN reports second-quarter 2002 financial results

     o Second-quarter 2002 net income and diluted earnings per share of $280 million and $1.39, respectively, compared with adjusted net income and diluted EPS (1) of $240 million and $1.21 for second-quarter 2001

     o Revenues of $1,551 million, up 11 per cent on the strength of WC acquisition and increased petroleum and chemicals, automotive and intermodal traffic

     o    Strong six-month free cash flow of $356 million

MONTREAL, July 22, 2002 - Canadian National today reported second-quarter 2002 net income of $280 million, an increase of 17 per cent over adjusted net income
(1) of $240 million for the same quarter of 2001.

Diluted earnings per share for the second quarter of 2002 were $1.39, up 15 per cent from adjusted diluted earnings per share (1) of $1.21 for the year-earlier period.

Reported net income for the second quarter of 2001 was $217 million, or $1.10 per diluted share.

Operating income for second-quarter 2002 increased 10 per cent to $490 million from $444 million - excluding the effect of a special charge to operations to recognize the costs of a workforce adjustment program - for the same quarter of 2001. Including the special charge, operating income for second-quarter 2001 was $346 million.

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE
-------------------------------------------------------------------------------


Revenues for the most recent quarter rose 11 per cent to $1,551 million, while operating expenses were $1,061 million. Excluding the special charge, second-quarter 2001 operating expenses were $948 million; including it, operating expenses were $1,046 million.

CN President and Chief Executive Officer Paul M. Tellier said: "We are pleased with these results, which were achieved in a difficult environment for our grain and coal units. The Wisconsin Central acquisition, and the strong performance of our petroleum and chemicals, automotive and intermodal units, drove a 17 per cent increase in net income, and 15 per cent rise in earnings per share for the second quarter. Free cash flow for the first half of 2002 was also strong, rising to $356 million from $208 million for the comparable period of 2001. In sum, the strength of our service-sensitive merchandise business and intermodal unit more than offset tough conditions for CN's grain and coal segments.

"CN's petroleum and chemicals unit benefited from the inclusion of WC revenues, market share gains and strong sulfur shipments to the United States and to offshore markets. Continuing high motor vehicle production, particularly in the U.S., boosted our automotive revenue sharply. And the improvement in intermodal revenues reflected stronger Canadian retail sales, higher volumes on expedited trains in the Canadian domestic segment, and increased overseas traffic in spite of the loss of some overseas moves. Grain revenues were significantly affected again by the poor 2001/2002 Canadian crop, while coal revenues declined as a result of reduced demand from power utilities and weak Canadian coal exports to offshore markets.

"CN's strength is its service-sensitive merchandise business - petroleum and chemicals, forest products, metals and minerals, and automotive -- which is growing faster than the rail industry average as a result of our disciplined, scheduled railroad service. This service edge positions CN for further market share gains in its merchandise segments, with continued economic recovery expected for the balance of the year. However, CN remains cautious about business prospects for the second half of 2002, as there are signs of uncertainty in the overall level of consumer and business confidence."

Five of CN's seven business units experienced revenue gains in the second quarter of 2002: petroleum and chemicals (28 per cent); forest products (24 per cent); metals and minerals (18 per cent); automotive (14 per cent); and intermodal (seven per cent). Revenues declined for coal (eight per cent), and grain and fertilizers (seven per cent).

Total carloadings for second-quarter 2002 rose 12 per cent to 1,059 thousand.

CN's operating ratio for the most recent three-month period was 68.4 per cent, compared with 68.1 per cent, excluding the special charge, for the year-earlier quarter.

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE
-------------------------------------------------------------------------------


The increase in operating expenses for second-quarter 2002 was largely attributable to the consolidation of WC operating expenses, higher expenses for labor and fringe benefits, equipment rents, and casualty and other, partially offset by lower fuel costs.

First-half 2002 results

Net income for the first half of 2002 was $510 million, compared with adjusted net income(1) of $442 million for the comparable period of 2001.

Diluted earnings per share for the first six months of 2002 were $2.54 per share, up from adjusted diluted earnings per share (1) of $2.24 for the year-earlier period.

Reported net income for the first six months of 2001 was $492 million, or $2.49 per diluted share.

Operating income for the first half of 2002 was $896 million, compared with $829 million - excluding the effect of the special charge - for the same period of 2001. Including the special charge, operating income for first-half 2001 was $731 million.

First-half 2002 revenues increased 10 per cent to $3,060 million, while operating expenses were $2,164 million. Excluding the special charge, operating expenses for the first six months of 2001 were $1,961 million; including it, operating expenses were $2,059 million.

Five of CN's business units reported increased revenues for the first six months of 2002: forest products (28 per cent); petroleum and chemicals (23 per cent); metals and minerals (21 per cent); automotive (17 per cent); intermodal (three per cent). Revenues declined for grain and fertilizers (12 per cent) and coal (nine per cent).

Total carloadings for the first half of 2002 increased eight per cent to 2,058 thousand.


(1) Adjusted net income and diluted earnings per share for the second quarter and first half of 2001 exclude a $62-million after-tax charge (31 cents per share) to operations for a workforce adjustment program; a $71-million after-tax charge (35 cents per share) to write down CN's net investment in 360networks Inc.; and a $110 million deferred income tax recovery (55 cents per share) resulting from the enactment of lower corporate tax rates in Canada. In addition, CN's first-half 2001 results exclude a gain from the sale of CN's 50 per cent interest in the Detroit River Tunnel Company, equal to $73 million after-tax, or 36 cents per diluted share. Note 10 to the accompanying financial statements provides a reconciliation of adjusted net income to the Company's net income reported in accordance with United States generally accepted accounting principles (U.S. GAAP).

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE
-------------------------------------------------------------------------------


The financial results in this press release are reported in Canadian dollars and were determined on the basis of U.S. GAAP.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN's most recent Form 40-F filed with the United States Securities and Exchange Commission, and the Annual Information Form filed with the Canadian securities regulators, for a summary of major risk factors.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

                                    - 30 -

Contacts:

Media                                        Investment Community
-----                                        --------------------
Mark Hallman                                 Robert Noorigian
System Director, Media Relations             Vice-President, Investor Relations
(416) 217-6390                               (514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)
-------------------------------------------------------------------------------
(In millions, except per share data)

                                               Three months ended     Six months ended
                                                     June 30              June 30
                                               ------------------     ----------------
                                                2002       2001       2002       2001
                                                              (Unaudited)
--------------------------------------------------------------------------------------
Revenues                                      $ 1,551    $ 1,392    $ 3,060    $ 2,790
--------------------------------------------------------------------------------------

Operating expenses excluding special charge     1,061        948      2,164      1,961

Special charge (Note 3)                            --         98         --         98
--------------------------------------------------------------------------------------
Total operating expenses                        1,061      1,046      2,164      2,059

Operating income                                  490        346        896        731

Interest expense                                  (91)       (78)      (187)      (158)

Other income (loss) (Note 4)                       23        (90)        61         22
--------------------------------------------------------------------------------------

Income before income taxes                        422        178        770        595

Income tax (expense) recovery (Note 5)           (142)        39       (260)      (103)
--------------------------------------------------------------------------------------

Net income (Note 10)                          $   280    $   217    $   510    $   492
======================================================================================

Earnings per share (Note 10)

  Basic                                       $  1.44    $  1.13    $  2.64    $  2.57

  Diluted                                     $  1.39    $  1.10    $  2.54    $  2.49

Weighted-average number of shares

  Basic                                         193.9      192.0      193.5      191.7

  Diluted                                       203.3      200.9      203.1      200.4
======================================================================================

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME (U.S. GAAP)
-------------------------------------------------------------------------------
(In millions)

                                                 Three months ended June 30         Six months ended June 30
                                               ---------------------------------    ------------------------
                                                                      Variance                        Variance
                                               2002       2001       Fav (Unfav)   2002     2001     Fav (Unfav)
---------------------------------------------------------------------------------------------------------------
                                                                          (Unaudited)
Revenues

Petroleum and chemicals                      $   271    $   212          28%    $   544    $   443          23%
Metals and minerals                              138        117          18%        260        214          21%
Forest products                                  334        269          24%        659        514          28%
Coal                                              81         88          (8%)       158        173          (9%)
Grain and fertilizers                            255        275          (7%)       524        596         (12%)
Intermodal                                       261        244           7%        496        481           3%
Automotive                                       159        139          14%        310        266          17%
Other items                                       52         48           8%        109        103           6%
---------------------------------------------------------------                 ------------------
                                               1,551      1,392          11%      3,060      2,790          10%

Operating expenses

Labor and fringe benefits                        430        370         (16%)       891        748         (19%)
Purchased services                               143        132          (8%)       280        265          (6%)
Depreciation and amortization                    144        131         (10%)       285        263          (8%)
Fuel                                             114        121           6%        226        264          14%
Equipment rents                                   92         75         (23%)       179        151         (19%)
Material                                          57         51         (12%)       118        114          (4%)
Operating taxes                                   42         37         (14%)        83         81          (2%)
Casualty and other                                39         31         (26%)       102         75         (36%)
Special charge (Note 3)                           --         98         100%         --         98         100%
---------------------------------------------------------------                 ------------------
                                               1,061      1,046          (1%)     2,164      2,059          (5%)
---------------------------------------------------------------                 ------------------

Operating income                             $   490    $   346          42%    $   896    $   731          23%
===============================================================================================================
Operating ratio (excluding special charge)      68.4%      68.1%       (0.3)       70.7%      70.3%       (0.4)
===============================================================================================================

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)
-------------------------------------------------------------------------------
(In millions)

                                                               June 30   December 31   June 30
                                                                  2002         2001       2001
-----------------------------------------------------------------------------------------------
                                                            (Unaudited)              (Unaudited)
Assets

Current assets:
  Cash and cash equivalents                                      $    93      $    53   $    30
  Accounts receivable (Note 6)                                       675          645       662
  Material and supplies                                              163          133       136
  Deferred income taxes (Note 5)                                     125          153       140
  Other                                                              185          180       142
-----------------------------------------------------------------------------------------------
                                                                   1,241        1,164     1,110

Properties                                                        18,732       19,145    15,880
Other assets and deferred charges (Note 2)                           866          914       382
-----------------------------------------------------------------------------------------------

Total assets                                                     $20,839      $21,223   $17,372
===============================================================================================

Liabilities and shareholders' equity

Current liabilities:
  Accounts payable and accrued charges                           $ 1,355      $ 1,374   $ 1,272
  Current portion of long-term debt (Note 6)                         832          163       281
  Other                                                               83          132        82
-----------------------------------------------------------------------------------------------
                                                                   2,270        1,669     1,635

Deferred income taxes (Note 5)                                     4,560        4,591     3,404
Other liabilities and deferred credits                             1,217        1,345     1,159
Long-term debt (Note 6)                                            4,500        5,764     3,873
Convertible preferred securities (Note 7)                            347          366       348

Shareholders' equity:
  Common shares (Note 7)                                           4,499        4,442     4,402
  Accumulated other comprehensive income                              31           58        36
  Retained earnings                                                3,415        2,988     2,515
-----------------------------------------------------------------------------------------------
                                                                   7,945        7,488     6,953
-----------------------------------------------------------------------------------------------

Total liabilities and shareholders' equity                       $20,839      $21,223   $17,372
===============================================================================================

See accompanying notes to consolidated financial statements

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (U.S. GAAP)
-------------------------------------------------------------------------------
(In millions)

                                                            Three months ended     Six months ended
                                                                  June 30              June 30
                                                            ------------------     ----------------
                                                              2002       2001      2002        2001
---------------------------------------------------------------------------------------------------
                                                                          (Unaudited)
Common shares (1)

Balance, beginning of period                                $ 4,473    $ 4,385    $ 4,442    $ 4,349

  Stock options exercised and conversion of convertible
    preferred securities (Note 7)                                26         17         57         53
----------------------------------------------------------------------------------------------------
Balance, end of period                                      $ 4,499    $ 4,402    $ 4,499    $ 4,402
====================================================================================================

Accumulated other comprehensive income

Balance, beginning of period                                $    92    $    97    $    58    $   151

Other comprehensive income (loss):

Unrealized foreign exchange gain (loss) on translation of
  U.S. dollar denominated long-term debt designated as a
  hedge of the net investment in U.S. subsidiaries              219        123        208        (29)

Unrealized foreign exchange gain (loss) on translation of
  the net investment in foreign operations                     (315)      (196)      (303)        51

Unrealized holding gain (loss) on investment in
  360networks Inc.                                               --         22         --       (129)

Unrealized holding gain (loss) on fuel derivative
  instruments (Note 8)                                            4          2         55         (5)
----------------------------------------------------------------------------------------------------

Other comprehensive loss before income taxes                    (92)       (49)       (40)      (112)

Income tax recovery (expense) on other comprehensive loss
  (Note 5)                                                       31        (12)        13         (3)
----------------------------------------------------------------------------------------------------

Other comprehensive loss                                        (61)       (61)       (27)      (115)
----------------------------------------------------------------------------------------------------
Balance, end of period                                      $    31    $    36    $    31    $    36
====================================================================================================

Retained earnings

Balance, beginning of period                                $ 3,176    $ 2,335    $ 2,988    $ 2,098

  Net income                                                    280        217        510        492

  Dividends                                                     (41)       (37)       (83)       (75)
----------------------------------------------------------------------------------------------------
Balance, end of period                                      $ 3,415    $ 2,515    $ 3,415    $ 2,515
====================================================================================================

See accompanying notes to consolidated financial statements.


(1) The Company issued 0.6 million and 1.4 million shares for the three and six months ended June 30, 2002, respectively, as a result of stock options exercised and the conversion of convertible preferred securities. At June 30, 2002, the Company had 194.1 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)
-------------------------------------------------------------------------------
(In millions)

                                                               Three months ended     Six months ended
                                                                     June 30              June 30
                                                               ------------------     ----------------
                                                                2002        2001       2002      2001
-------------------------------------------------------------------------------------------------------
                                                                            (Unaudited)
Operating activities

Net income                                                     $   280    $   217    $   510    $   492
Non-cash items in income:
  Depreciation and amortization                                    146        132        288        266
  Deferred income taxes (Note 5)                                    85        (70)       156         17
  Gain on sale of investment (Note 4)                               --         --         --       (101)
  Write-down of investment (Note 4)                                 --         99         --         99
  Special charge (Note 3)                                           --         98         --         98
Changes in:
  Accounts receivable                                               15         51        (41)        51
  Material and supplies                                            (10)        (1)       (33)       (26)
  Accounts payable and accrued charges                              31         56         20       (107)
  Other net current assets and liabilities                         (12)        (6)       (12)        (3)
Payments for workforce reductions                                  (47)       (40)       (94)       (89)
Other                                                              (13)       (49)       (37)      (105)
-------------------------------------------------------------------------------------------------------
Cash provided from operating activities                            475        487        757        592
-------------------------------------------------------------------------------------------------------

Investing activities

Net additions to properties                                       (242)      (269)      (362)      (398)
Other, net                                                         (28)       (12)        44         89
-------------------------------------------------------------------------------------------------------
Cash used by investing activities                                 (270)      (281)      (318)      (309)
-------------------------------------------------------------------------------------------------------

Dividends paid                                                     (41)       (37)       (83)       (75)

Financing activities

Issuance of long-term debt                                       1,035        236      1,890        504
Reduction of long-term debt                                     (1,182)      (430)    (2,260)      (742)
Issuance of common shares                                           25         15         54         45
-------------------------------------------------------------------------------------------------------
Cash used by financing activities                                 (122)      (179)      (316)      (193)
-------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                42        (10)        40         15

Cash and cash equivalents, beginning of period                      51         40         53         15
-------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                       $    93    $    30    $    93    $    30
=======================================================================================================

See accompanying notes to consolidated financial statements

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)
-------------------------------------------------------------------------------


Note 1 - Basis of presentation

In management's opinion, the accompanying unaudited interim consolidated financial statements, prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company's (the Company) financial position as at June 30, 2002, December 31 and June 30, 2001, its results of operations, changes in shareholders' equity and cash flows for the three and six months ended June 30, 2002 and 2001.

These consolidated financial statements and notes have been prepared using accounting policies consistent with those used in preparing the Company's 2001 Annual Consolidated Financial Statements. While management believes that the disclosures presented are adequate to make the information not misleading, these consolidated financial statements and notes should be read in conjunction with the Company's Annual Consolidated Financial Statements.

Note 2 - Acquisition of Wisconsin Central Transportation Corporation

Wisconsin Central Transportation Corporation (WC) was consolidated effective October 9, 2001, the date the Company acquired control of WC. Accordingly, the Company's results of operations for the three and six months ended June 30, 2001 exclude the results of operations of WC. For comparative purposes only, if the Company had acquired WC on January 1, 2001, based on the historical amounts reported by WC, revenues, net income, basic and diluted earnings per share would have been $1,533 million, $236 million, $1.23 per basic share and $1.19 per diluted share, respectively, for the three months ended June 30, 2001 and $3,069 million, $518 million, $2.70 per basic share and $2.61 per diluted share, respectively, for the six months ended June 30, 2001. These pro forma figures do not reflect synergies, and accordingly, do not account for any potential increases in operating income, any estimated cost savings or facilities consolidation.

In the first quarter of 2002, the Company sold its investment in Tranz Rail Holdings Limited (Tranz Rail), for net proceeds of $68 million. The Company had acquired Tranz Rail, a company which operates a 2,400- route mile freight and passenger rail business in New Zealand, through its acquisition of WC, and had accounted for it as "available for sale" in accordance with the Financial Accounting Standards Board's (FASB) Emerging Issues Task Force (EITF) 87-11, "Allocation of Purchase Price to Assets to be Sold." The difference between the carrying amount of the investment and the proceeds from sale was not significant.

Note 3 - Special charge

In the second quarter of 2001, the Company recorded a charge of $98 million, $62 million after tax, for the reduction of 690 positions by the end of 2002. The charge included severance and other payments to be made to affected employees.

Note 4 - Other income (loss)

In June 2001, the Company recorded a charge of $99 million, $71 million after tax, to write down its net investment in 360networks Inc.

In the first quarter of 2001, the Company recorded a gain of $101 million, $73 million after tax, from the sale of its 50 percent interest in the Detroit River Tunnel Company (DRT). The DRT is a 1.6-mile rail-only tunnel crossing the Canada-U.S. border between Detroit and Windsor, Ontario.

Note 5 - Income taxes

In June 2001, the Company recorded a reduction of $78 million to its net deferred income tax liability resulting from the enactment of lower corporate tax rates in Canada. As a result, for the three and six months ended June 30, 2001, a deferred income tax recovery of $110 million was recorded in the Consolidated statement of income and a deferred income tax expense of $32 million was recorded in Other comprehensive income.

Note 6 - Financing activities

Revolving credit facilities
The Company has U.S.$1,000 million revolving credit facilities that expire in March 2003. The credit facility agreements contain customary financial covenants with which the Company has been in full compliance since the inception of the agreements. At June 30, 2002, the Company had entirely repaid its borrowings of U.S.$172 million (Cdn$273 million) outstanding at December 31, 2001. At June 30, 2002, letters of credit under the revolving credit facilities amounted to $292 million.

Commercial paper
The Company has a commercial paper program, which is backed by a portion of its revolving credit facilities, enabling it to issue commercial paper up to a maximum aggregate principal amount of $600 million, or the U.S.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)
-------------------------------------------------------------------------------


dollar equivalent. The revolving credit facilities will mature within the next twelve months and while the Company's intent is to renew the existing revolving credit facilities, the refinancing has not been renegotiated and, as such, the outstanding balance of U.S.$209 million (Cdn$317 million) of commercial paper has been included in the current portion of long-term debt at June 30, 2002.

Accounts receivable securitization

The Company has a revolving agreement, expiring in June 2003, to sell eligible freight trade receivables up to a maximum of $350 million of receivables outstanding at any point in time. At June 30, 2002, pursuant to the agreement, $168 million and U.S.$113 million (Cdn$171 million) had been sold on a limited recourse basis reflecting no change in the level of accounts receivable sold since December 31, 2001.

Note 7 - Termination of conversion rights of 5.25% Convertible preferred securities ("Securities")

On May 6, 2002, the Company announced that it had met the conditions required to terminate the Securities holders' right to convert their Securities into common shares of the Company, and set the conversion termination date as July 3, 2002. The conditions were met when the Company's common share price exceeded 120% of the conversion price of U.S.$38.48 per share (as adjusted, following the Company's two-for-one common stock split in September 1999) for a specified period, and all accrued interest on the Securities had been paid.

As of June 30, 2002, approximately U.S.$1 million principal amount of the Securities were surrendered for conversion into common shares.

On July 3, 2002, the closing price of the Company's common shares exceeded the conversion price of U.S.$38.48 per share. As a result, Securities that had not been previously surrendered for conversion were converted, resulting in the issuance of approximately 6 million common shares of the Company.

Note 8 - Derivative instruments

At June 30, 2002, a portion of the Company's fuel requirement is being hedged using derivative instruments that are carried at market value on the balance sheet. These fuel hedges are accounted for as cash flow hedges whereby the effective portion of the change in the market value of the derivative instruments has been recorded in Other comprehensive income. At June 30, 2002, Accumulated other comprehensive income included an unrealized holding gain of $17 million, $11 million after tax, ($38 million unrealized holding loss, $25 million after tax at December 31, 2001) of which $12 million relates to derivative instruments that will mature within the next twelve months.

Note 9 - Commitments

At June 30, 2002, the Company had commitments to acquire railroad ties, rail, freight cars and locomotives at an aggregate cost of $267 million ($52 million at December 31, 2001).

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)
-------------------------------------------------------------------------------


Note 10 - Net income and earnings per share

In addition to the consolidation of the WC results of operations for the three and six months ended June 30, 2002 as explained in Note 2, the comparability of the results of operations for the three and six months ended June 30, 2002 and 2001 is also impacted by the following items:

                                                            Three months ended         Six months ended
                                                                 June 30                    June 30
                                                            ------------------         ----------------
                                                          2002     2001     2001     2002     2001     2001
                                                                            pro                        pro
                                                                          forma(1)                   forma(1)
-----------------------------------------------------------------------------------------------------------
(In millions)                                                               (Unaudited)

Income before income taxes, excluding undernoted items   $ 422    $ 375    $ 403    $ 770    $ 691    $ 729
Income tax expense                                        (142)    (135)    (144)    (260)    (249)    (261)
-----------------------------------------------------------------------------------------------------------

Adjusted net income                                        280      240      259      510      442      468

Undernoted items, net of tax:
  Special charge for workforce reductions                   --      (62)     (62)      --      (62)     (62)
  Write-down of net investment in 360networks Inc.          --      (71)     (71)      --      (71)     (71)
  Deferred income tax recovery                              --      110      110       --      110      110
  Gain on sale of Detroit River Tunnel Company              --       --       --       --       73       73
                                                            --      (23)     (23)      --       50       50
-----------------------------------------------------------------------------------------------------------

Net income                                               $ 280    $ 217    $ 236    $ 510    $ 492    $ 518
===========================================================================================================


The following table provides a reconciliation between basic and diluted earnings per share:

                                                        Three months ended          Six months ended
                                                             June 30                     June 30
                                                        ------------------          ----------------
                                                      2002     2001     2001      2002     2001     2001
                                                                        pro                         pro
                                                                      forma(1)                    forma(1)
-----------------------------------------------------------------------------------------------------------
(In millions, except per share data)                                                     (Unaudited)

Net income                                         $   280   $   217   $   236   $   510   $   492   $   518
Income impact on assumed conversion of preferred
  securities                                             3         3         3         6         6         6
------------------------------------------------------------------------------------------------------------
                                                   $   283   $   220   $   239   $   516   $   498   $   524

Weighted-average shares outstanding                  193.9     192.0     192.0     193.5     191.7     191.7
Effect of dilutive securities and stock options        9.4       8.9       8.9       9.6       8.7       8.7
------------------------------------------------------------------------------------------------------------
Weighted-average diluted shares outstanding          203.3     200.9     200.9     203.1     200.4     200.4

Basic earnings per share                           $  1.44   $  1.13   $  1.23   $  2.64   $  2.57   $  2.70
Diluted earnings per share                         $  1.39   $  1.10   $  1.19   $  2.54   $  2.49   $  2.61
============================================================================================================

(1) The pro forma figures reflect the Company's results of operations as if the Company had acquired WC on January 1, 2001.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)
-------------------------------------------------------------------------------


Note 11 - Stock-based compensation expense

Compensation expense for certain performance-based stock-option awards under the Company's various stock option plans is determined by the options' intrinsic value in accordance with Accounting Principles Board Opinion (APB) 25, "Accounting for Stock Issued to Employees," and related interpretations. Had compensation expense been determined based upon fair values at the date of grant for awards under all plans, consistent with the methods of Statement of Financial Accounting Standards (SFAS) No.123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share for the three and six months ended June 30, 2002 and 2001 would have been as follows:

                              Three months           Six months
                             ended June 30         ended June 30
                             -------------         -------------
                              2002    2001         2002    2001
----------------------------------------------------------------
Net income (in millions)     $  273  $  212       $  497  $  482
Basic earnings per share     $ 1.41  $ 1.10       $ 2.57  $ 2.51
Diluted earnings per share   $ 1.36  $ 1.07       $ 2.48  $ 2.44
================================================================

These amounts include compensation cost as calculated using the Black-Scholes option-pricing model with the assumptions:

                                          Three and six months ended June 30
                                                  2002                 2001
----------------------------------------------------------------------------
Expected option life (years)                       7.0                  7.0
Risk-free interest rate                          5.79%                5.36%
Expected stock price volatility                    30%                  30%
Average dividend per share                      $ 0.86               $ 0.78
============================================================================

                               Three months           Six months
                              ended June 30         ended June 30
                              -------------         -------------
                               2002    2001         2002    2001
------------------------------------------------------------------
Weighted average fair value
  of options granted         $ 30.61 $ 24.54      $ 30.98  $ 18.76

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP)
-------------------------------------------------------------------------------


                                                                 Three months ended   Six months ended
                                                                      June 30             June 30
                                                                 ------------------   ----------------
                                                                   2002    2001(1)    2002     2001(1)
------------------------------------------------------------------------------------------------------
                                                                               (Unaudited)
Rail operations

Freight revenues ($ millions)                                     1,499     1,344     2,951     2,687
Gross ton miles (millions)                                       78,835    73,077   153,990   147,455
Revenue ton miles (RTM) (millions)                               40,332    38,104    79,621    77,358
Route miles (includes Canada and the U.S.)                       17,837    15,479    17,837    15,479
Operating expenses per RTM (cents)(2)                              2.63      2.49      2.72      2.53
Freight revenue per RTM (cents)                                    3.72      3.53      3.71      3.47
Carloads (thousands)                                              1,059       947     2,058     1,899
Freight revenue per carload ($)                                   1,415     1,419     1,434     1,415
Diesel fuel consumed (Liters in millions)                           350       328       713       682
Average fuel price ($/Liter)                                       0.32      0.36      0.31      0.37
Revenue ton miles per liter of fuel consumed                        115       116       112       113
Gross ton miles per liter of fuel consumed                          225       223       216       216
Diesel fuel consumed (U.S. gallons in millions)                      92        87       188       180
Average fuel price ($/U.S. gallon)                                 1.20      1.30      1.18      1.36
Revenue ton miles per U.S. gallon of fuel consumed                  438       438       424       430
Gross ton miles per U.S. gallon of fuel consumed                    857       840       819       819
Locomotive bad order ratio (%) (3)                                  6.8       7.0       6.9       7.5
Freight car bad order ratio (%)                                     6.0       5.4       6.1       5.9
-----------------------------------------------------------------------------------------------------

Productivity(2)

Operating ratio (%)                                                68.4      68.1      70.7      70.3
Freight revenue per route mile ($ thousands)                         84        87       165       174
Revenue ton miles per route mile (thousands)                      2,261     2,462     4,464     4,998
Freight revenue per average number of employees ($ thousands)        64        60       129       122
Revenue ton miles per average number of employees (thousands)     1,720     1,694     3,478     3,509
-----------------------------------------------------------------------------------------------------

Employees

Number at end of period                                          23,708    22,817    23,708    22,817
Average number during period                                     23,454    22,499    22,895    22,047
Labor and fringe benefits expense per RTM (cents)                  1.07      0.97      1.12      0.97
Injury frequency rate per 200,000 person hours                      2.6       4.0       3.0       4.3
Accident rate per million train miles                               2.1       2.0       2.1       1.8
-----------------------------------------------------------------------------------------------------

Financial

Debt to total capitalization ratio (% at end of period)            41.7      39.3      41.7      39.3
Return on assets (% at end of period)                               1.6       1.5       3.0       3.4
=====================================================================================================

(1) 2001 data exclude WC which was acquired and consolidated effective October 9, 2001.
(2)  2001 figures exclude special charge.
(3) In 2002, the Company expanded its measure of bad order locomotives to include all those not available for service, including on-line failures. The 2001 figures have been restated accordingly.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)
-------------------------------------------------------------------------------


                                          Three months ended June 30       Six months ended June 30
                                          --------------------------       ------------------------
                                                             Variance                        Variance
                                         2002     2001(1)   Fav (Unfav)  2002     2001(1)   Fav (Unfav)
------------------------------------------------------------------------------------------------------
                                                                 (Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals                 7,357     5,745         28%     14,684    12,118         21%
Metals and minerals                     3,158     2,736         15%      6,438     5,094         26%
Forest products                         8,570     7,521         14%     16,692    14,506         15%
Coal                                    3,609     4,058        (11%)     6,914     7,994        (14%)
Grain and fertilizers                   9,282    10,492        (12%)    19,113    22,951        (17%)
Intermodal                              7,442     6,773         10%     14,071    13,205          7%
Automotive                                914       779         17%      1,709     1,490         15%
-------------------------------------------------------               ------------------
                                       40,332    38,104          6%     79,621    77,358          3%
Freight revenue / RTM (cents)

Total freight revenue per RTM            3.72      3.53          5%       3.71      3.47          7%
Business units:
Petroleum and chemicals                  3.68      3.69          --       3.70      3.66          1%
Metals and minerals                      4.37      4.28          2%       4.04      4.20         (4%)
Forest products                          3.90      3.58          9%       3.95      3.54         12%
Coal                                     2.24      2.17          3%       2.29      2.16          6%
Grain and fertilizers                    2.75      2.62          5%       2.74      2.60          5%
Intermodal                               3.51      3.60         (3%)      3.52      3.64         (3%)
Automotive                              17.40     17.84         (2%)     18.14     17.85          2%
-------------------------------------------------------               ------------------

Carloads (thousands)

Petroleum and chemicals                   146       123         19%        291       257         13%
Metals and minerals                       104        67         55%        190       126         51%
Forest products                           151       124         22%        301       243         24%
Coal                                      127       128         (1%)       247       266         (7%)
Grain and fertilizers                     135       144         (6%)       277       298         (7%)
Intermodal                                312       282         11%        585       555          5%
Automotive                                 84        79          6%        167       154          8%
-------------------------------------------------------               ------------------
                                        1,059       947         12%      2,058     1,899          8%

Freight revenue / carload (dollars)

Total freight revenue per carload       1,415     1,419          --      1,434     1,415          1%
Business units:
Petroleum and chemicals                 1,856     1,724          8%      1,869     1,724          8%
Metals and minerals                     1,327     1,746        (24%)     1,368     1,698        (19%)
Forest products                         2,212     2,169          2%      2,189     2,115          3%
Coal                                      638       688         (7%)       640       650         (2%)
Grain and fertilizers                   1,889     1,910         (1%)     1,892     2,000         (5%)
Intermodal                                837       865         (3%)       848       867         (2%)
Automotive                              1,893     1,759          8%      1,856     1,727          7%
------------------------------------------------------------------------------------------------------

(1) 2001 data exclude WC which was acquired and consolidated effective October 9, 2001.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION
PRO FORMA CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)
-------------------------------------------------------------------------------
(In millions, except per share data)


                                                 Three months ended June 30           Six months ended June 30
                                                 --------------------------           ------------------------
                                              2002          2001      Variance    2002       2001        Variance
                                                       pro forma(1) Fav (Unfav)           pro forma(1) Fav (Unfav)
------------------------------------------------------------------------------------------------------------------
                                                                         (Unaudited)
Revenues
Petroleum and chemicals                      $   271     $   234          16%    $   544     $   488         11%
Metals and minerals                              138         144          (4%)       260         264         (2%)
Forest products                                  334         329           2%        659         635          4%
Coal                                              81          96         (16%)       158         188        (16%)
Grain and fertilizers                            255         290         (12%)       524         626        (16%)
Intermodal                                       261         251           4%        496         495          --
Automotive                                       159         139          14%        310         266         17%
Other items                                       52          50           4%        109         107          2%
----------------------------------------------------------------                 -------------------
                                               1,551       1,533           1%      3,060       3,069          --

Operating expenses
Labor and fringe benefits                        430         415          (4%)       891         840         (6%)
Purchased services                               143         141          (1%)       280         287          2%
Depreciation and amortization                    144         141          (2%)       285         283         (1%)
Fuel                                             114         132          14%        226         287         21%
Equipment rents                                   92          83         (11%)       179         166         (8%)
Material                                          57          58           2%        118         131         10%
Operating taxes                                   42          39          (8%)        83          85          2%
Casualty and other                                39          36          (8%)       102          86        (19%)
Special charge                                    --          98         100%         --          98        100%
----------------------------------------------------------------                 -------------------
                                               1,061       1,143           7%      2,164       2,263          4%

Operating income                                 490         390          26%        896         806         11%

Interest expense                                 (91)       (104)                   (187)       (211)

Other income (loss)                               23         (80)                     61          38
----------------------------------------------------------------                 -------------------

Income before income taxes                       422         206                     770         633

Income tax (expense) recovery                   (142)         30                    (260)       (115)
----------------------------------------------------------------                 -------------------

Net income                                   $   280     $   236                 $   510     $   518
===============================================================================================================

Operating ratio (excluding special charge)      68.4%       68.2%       (0.2)       70.7%       70.5%      (0.2)
===============================================================================================================

Diluted earnings per share                   $  1.39     $  1.19                 $  2.54     $  2.61

Adjusted diluted earnings per share (2)      $  1.39     $  1.30                 $  2.54     $  2.36

Diluted weighted-average number of shares      203.3       200.9                   203.1       200.4
===============================================================================================================

(1) The pro forma figures reflect the Company's results of operations as if the Company had acquired WC on January 1, 2001.
(2) 2001 excludes the gain on sale of DRT, the special charge for workforce reductions, the charge to write down the net investment in 360networks Inc., and the deferred income tax recovery resulting from the enactment of lower corporate tax rates in Canada.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY PRO FORMA INFORMATION (U.S. GAAP)
-------------------------------------------------------------------------------


                                           Three months ended June 30        Six months ended June 30
                                           --------------------------        ------------------------
                                        2002      2001       Variance      2002     2001        Variance
                                              pro forma(1)  Fav (Unfav)          pro forma(1) Fav (Unfav)
------------------------------------------------------------------------------------------------------------------
                                                                 (Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals                 7,357     6,039          22%     14,684    12,738          15%
Metals and minerals                     3,158     3,527         (10%)     6,438     6,741          (4%)
Forest products                         8,570     8,384           2%     16,692    16,279           3%
Coal                                    3,609     4,381         (18%)     6,914     8,644         (20%)
Grain and fertilizers                   9,282    10,736         (14%)    19,113    23,444         (18%)
Intermodal                              7,442     6,823           9%     14,071    13,305           6%
Automotive                                914       781          17%      1,709     1,493          14%
-------------------------------------------------------                ------------------
                                       40,332    40,671          (1%)    79,621    82,644          (4%)

Freight revenue / RTM (cents)

Total freight revenue per RTM            3.72      3.65           2%       3.71      3.58           4%
Business units:
Petroleum and chemicals                  3.68      3.87          (5%)      3.70      3.83          (3%)
Metals and minerals                      4.37      4.08           7%       4.04      3.92           3%
Forest products                          3.90      3.92          (1%)      3.95      3.90           1%
Coal                                     2.24      2.19           2%       2.29      2.17           6%
Grain and fertilizers                    2.75      2.70           2%       2.74      2.67           3%
Intermodal                               3.51      3.68          (5%)      3.52      3.72          (5%)
Automotive                              17.40     17.80          (2%)     18.14     17.82           2%
-------------------------------------------------------                ------------------

Carloads (thousands)

Petroleum and chemicals                   146       131          11%        291       275           6%
Metals and minerals                       104       113          (8%)       190       208          (9%)
Forest products                           151       155          (3%)       301       309          (3%)
Coal                                      127       137          (7%)       247       285         (13%)
Grain and fertilizers                     135       152         (11%)       277       312         (11%)
Intermodal                                312       296           5%        585       583           --
Automotive                                 84        79           6%        167       154           8%
-------------------------------------------------------                ------------------
                                        1,059     1,063           --      2,058     2,126          (3%)

Freight revenue / carload (dollars)

Total freight revenue per carload       1,415     1,395           1%      1,434     1,393           3%
Business units:
Petroleum and chemicals                 1,856     1,786           4%      1,869     1,775           5%
Metals and minerals                     1,327     1,274           4%      1,368     1,269           8%
Forest products                         2,212     2,123           4%      2,189     2,055           7%
Coal                                      638       701          (9%)       640       660          (3%)
Grain and fertilizers                   1,889     1,908          (1%)     1,892     2,006          (6%)
Intermodal                                837       848          (1%)       848       849           --
Automotive                              1,893     1,759           8%      1,856     1,727           7%
------------------------------------------------------------------------------------------------------

(1) The pro forma data has been prepared assuming the Company had acquired WC on January 1, 2001.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
-------------------------------------------------------------------------------


Management's discussion and analysis relates to the financial condition and results of operations of Canadian National Railway Company (CN) together with its wholly owned subsidiaries, including Grand Trunk Corporation (GTC), Illinois Central Corporation (IC) and Wisconsin Central Transportation Corporation (WC), the latter from October 9, 2001. As used herein, the word "Company" means, as the context requires, CN and its subsidiaries. CN's common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company also prepares consolidated financial statements in accordance with Canadian GAAP, which are included in this document. The Canadian GAAP financial statements are different in some respects from these financial statements, principally in the treatment of track replacement costs, expenditures relating to improvements of bridges and other structures and freight cars, derivative instruments, stock-based compensation and convertible preferred securities.

FINANCIAL RESULTS

Second quarter and first six months of 2002
compared to corresponding periods in 2001

The Company consolidated WC effective October 9, 2001, the date it acquired control of WC. Accordingly, in the following discussion, the Company's results of operations for the three and six months ended June 30, 2001 exclude the results of operations of WC. Hereafter, pro forma refers to the consolidation of the results of operations of WC, assuming the acquisition and control of WC occurred on January 1, 2001.

The Company recorded consolidated net income of $280 million ($1.44 per basic share or $1.39 per diluted share) for the quarter ended June 30, 2002 compared to consolidated net income of $217 million ($1.13 per basic share or $1.10 per diluted share) in the second quarter of 2001, an increase of $63 million ($0.31 per basic share or $0.29 per diluted share). Consolidated net income for the six months ended June 30, 2002 was $510 million ($2.64 per basic share or $2.54 per diluted share) compared to $492 million ($2.57 per basic share or $2.49 per diluted share) in the same period of 2001.

Operating income was $490 million for the second quarter of 2002 compared to $346 million in the same quarter of 2001. For the first half of the year, operating income was $896 million compared to $731 million in the same period of 2001.

The three and six-month periods ended June 30, 2001 included items impacting the comparability of the results of operations to those in the respective periods of 2002. In the second quarter of 2001, the Company recorded a special charge for workforce reductions of $98 million, $62 million after tax ($0.32 per basic share or $0.31 per diluted share), a charge to write down its net investment in 360networks Inc. of $99 million, $71 million after tax ($0.37 per basic share or $0.35 per diluted share), and a $110 million deferred income tax recovery ($0.57 per basic share or $0.55 per diluted share) resulting from the enactment of lower corporate tax rates in Canada. In the first quarter of 2001, the Company recorded a gain of $101 million, $73 million after tax ($0.38 per basic share or $0.36 per diluted share) related to the sale of its 50 percent interest in the Detroit River Tunnel Company (DRT).

Excluding the aforementioned items, net income in the current quarter increased by $40 million ($0.19 per basic share or $0.18 per diluted share) from net income of $240 million ($1.25 per basic share or $1.21 per diluted share) for the same quarter last year. For the six months ended June 30, 2002, net income increased by $68 million ($0.33 per basic share or $0.30 per diluted share), from $442 million ($2.31 per basic share or $2.24 per diluted share) for the same period in 2001.

Excluding the 2001 special charge, operating income for the second quarter of 2002 increased to $490 million from $444 million for the same period last year, an increase of $46 million, or 10%. The operating ratio, excluding the 2001 special charge, increased to 68.4% in the current quarter from 68.1% in the second quarter of 2001, a 0.3-point increase. For the six-month period ended June 30, 2002,

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
-------------------------------------------------------------------------------


operating income excluding the 2001 special charge, increased by $67 million, or 8%, to $896 million. The six-month operating ratio, excluding the 2001 special charge, increased to 70.7% in 2002 from 70.3% in 2001, a 0.4-point increase.

Comparison to 2001 pro forma

Excluding the 2001 items previously discussed, net income in the current quarter increased by $21 million ($0.09 per basic and diluted share) from pro forma net income of $259 million ($1.35 per basic share or $1.30 per diluted share) in the comparative 2001 quarter. For the six months ended June 30, 2002, net income, excluding the 2001 items previously discussed, increased by $42 million ($0.20 per basic share or $0.18 per diluted share) from pro forma net income of $468 million ($2.44 per basic share or $2.36 per diluted share) in the same period in 2001.

Revenues for the second quarter of 2002 increased by $18 million, or 1%, when compared to pro forma revenues of $1,533 million in the same 2001 period. For the six-month period ended June 30, 2002, revenues decreased by $9 million when compared to pro forma revenues of $3,069 million in the same period last year.

Excluding the 2001 special charge, operating expenses in the current quarter increased by $16 million, or 2%, from pro forma operating expenses of $1,045 million in the same quarter of 2001. For the first half of 2002, operating expenses amounted to $2,164 million, relatively unchanged from pro forma operating expenses, excluding the special charge, of $2,165 million in the same period last year.

Operating income for the second quarter of 2002 increased to $490 million when compared to pro forma operating income, excluding the special charge, of $488 million in the comparable 2001 quarter. The operating ratio, excluding the 2001 special charge, increased slightly to 68.4% in the current quarter from the pro forma operating ratio of 68.2% in the second quarter of 2001. For the sixmonth period ended June 30, 2002, operating income was $896 million, a decrease of $8 million, from pro forma operating income, excluding the special charge, of $904 million in the comparable 2001 period. The six-month operating ratio, excluding the 2001 special charge, increased slightly to 70.7% in 2002 from the pro forma operating ratio of 70.5% in 2001.

Revenues

Revenues in the second quarter of 2002 totalled $1,551 million compared to $1,392 million during the same period in 2001, an increase of $159 million, or 11%. Revenues for the first half of 2002 were $3,060 million, an increase of $270 million, or 10%, from the same period last year. The increase in the quarter was mainly attributable to the consolidation of WC revenues and to gains in petroleum and chemicals, automotive, and intermodal. Partly offsetting these gains were lower Canadian grain, and coal revenues. Contributing to the six-month increase was the impact of the weaker Canadian dollar, particularly in the petroleum and chemicals, forest products and automotive business units.

Revenue ton miles increased by 6% in the quarter and 3% in the six-month period when compared to the same periods in 2001. Freight revenue per revenue ton mile for the quarter and first half of the year, increased by 5% and 7%, respectively, when compared to the same periods last year.

Petroleum and chemicals: Revenues increased by $59 million, or 28%, for the quarter and $101 million, or 23%, for the first six months when compared to the same periods in 2001. Growth was driven by the inclusion of WC revenues, market share gains in various sectors, and strong sulfur shipments to both the United States and offshore markets. Revenue per revenue ton mile for the quarter remained unchanged and increased by 1% during the first six months of 2002, as the inclusion of shorter haul WC traffic and the effects of the weaker Canadian dollar were offset by an increase in longer haul CN traffic.

Metals and minerals: Revenues increased by $21 million, or 18%, for the quarter and $46 million, or 21%, for the first six months when compared to the same periods in 2001. The inclusion of WC revenues, market share gains in the non-ferrous segment, particularly aluminum, and increased

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
-------------------------------------------------------------------------------


construction materials traffic, contributed to the growth in both the quarter and first half of the year. Partly offsetting these increases were a temporary reduction in cement shipments and one-time gains in 2001. Revenue per revenue ton mile increased by 2% in the quarter mainly due to a shift to shorter haul traffic. The 4% decline during the first six months was mainly attributable to the inclusion of certain lower-rated WC traffic.

Forest products: Revenues increased by $65 million, or 24%, for the quarter and $145 million, or 28%, for the first six months when compared to the same periods in 2001. Growth in the quarter and first six months was attributable to the inclusion of WC revenues and increased lumber and panels traffic, which benefited from strong housing markets in both Canada and the United States. These gains were partly offset by continued weakness in the pulp and paper markets. The increase in revenue per revenue ton mile of 9% in the quarter and 12% in the first half was mainly due to the inclusion of shorter haul WC traffic and the effect of the weaker Canadian dollar.

Coal: Revenues decreased by $7 million, or 8%, for the quarter and $15 million, or 9%, for the first six months when compared to the same periods in 2001. The decline in both the quarter and first half of 2002 was mainly due to reduced demand from power utilities and weak Canadian coal exports to offshore markets. The revenue per revenue ton mile increase of 3% in the quarter was mainly due to a decrease in longer haul traffic. The 6% increase in the first six months is also attributable to an increase in rates tied to commodity prices and the effect of the weaker Canadian dollar.

Grain and fertilizers: Revenues decreased by $20 million, or 7%, for the quarter and $72 million, or 12%, for the first six months when compared to the same periods in 2001. The decline in both the quarter and first six months of 2002 reflected a significant deterioration in the 2001/2002 Canadian grain crop that was partly offset by increases in the fertilizer segment and higher soybean shipments from the United States. The 5% increase in revenue per revenue ton mile in both the quarter and first half of 2002 was mainly due to an increase in the regulated grain rates and a decline in longer haul traffic.

Intermodal: Revenues increased by $17 million, or 7%, for the quarter and $15 million, or 3%, for the first six months when compared to the same periods in 2001. The increase in both the quarter and first half of 2002 was mainly due to stronger Canadian retail sales, higher volumes on expedited trains in the Canadian domestic segment and increased overseas traffic in spite of the loss of some overseas moves. The 3% decrease in revenue per revenue ton mile in both the quarter and first half of 2002 was mainly attributable to the elimination of the fuel surcharge at the end of 2001 and an increase in the average length of haul.

Automotive: Revenues increased by $20 million, or 14%, for the quarter and $44 million, or 17%, for the first six months when compared to the same periods in 2001, reflecting stronger motor vehicle production particularly in the United States. For the quarter, the 2% decrease in revenue per revenue ton mile was mainly attributable to an increase in longer haul traffic. For the first six months, the 2% increase was mainly attributable to the weaker Canadian dollar, which more than offset the increase in the average length of haul.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
-------------------------------------------------------------------------------


Operating expenses

In the second quarter of 2002, operating expenses amounted to $1,061 million compared to $1,046 million in the same quarter of 2001. Operating expenses for the first half of 2002 were $2,164 million compared to $2,059 million in the same period of 2001.

Excluding the 2001 special charge for workforce reductions, operating expenses for the current quarter increased by $113 million, or 12%, from $948 million in the same period of 2001. For the first half of the year, operating expenses, excluding the 2001 special charge, increased by $203 million, or 10%, from $1,961 million in the same period last year. The increases in the quarter and first six months of 2002 were mainly due to the consolidation of WC operating expenses, higher expenses for labor and fringe benefits, equipment rents and casualty and other, partially offset by lower fuel costs.

Labor and fringe benefits: Labor and fringe benefit expenses in 2002 increased by $60 million, or 16%, for the second quarter and $143 million, or 19%, for the first half when compared to the same 2001 periods. The increase was mainly attributable to the inclusion of WC labor expense of $40 million for the quarter and $85 million for the six-month period, wage increases and higher benefit expenses, including health and welfare and other postretirement benefits. The impact of the weaker Canadian dollar on U.S. denominated expenses also contributed to the increase in the six-month period ended June 30, 2002.

Purchased services: The costs of purchased services increased by $11 million, or 8%, for the quarter and $15 million, or 6%, for the six-month period ended June 30, 2002, when compared to corresponding periods in 2001. The increase was mainly due to the inclusion of WC purchased services expense and higher derailment-related expenses in the second quarter of 2002 that were partially offset by lower crew transportation and lodging expenses.

Depreciation and amortization: Depreciation and amortization expense for the quarter and six months ended June 30, 2002, increased by $13 million, or 10%, and $22 million, or 8%, respectively, from the comparable 2001 periods, due mainly to the inclusion of WC depreciation expense.

Fuel: The decrease in the second quarter of $7 million, or 6%, and $38 million, or 14%, in the first half of 2002, when compared to the respective periods in 2001, was primarily due to a decrease in the average price of fuel, partially offset by the inclusion of WC fuel expense.

Equipment rents: These expenses increased by $17 million, or 23%, in the quarter and $28 million, or 19%, for the first half of the year, when compared to the same periods in 2001. The increase in the quarter and the first half of the year was mainly due to the inclusion of WC equipment rents and lower net car hire income.

Material: For the quarter and six months ended June 30, 2002, material costs increased by $6 million, or 12%, and $4 million, or 4%, respectively, from the comparable periods in 2001, due mainly to the inclusion of WC material costs that were partly offset by lower locomotive and car maintenance costs.

Operating taxes: Operating taxes increased by $5 million, or 14%, during the second quarter of 2002 and $2 million, or 2%, during the six-month period ended June 30, 2002 when compared to the corresponding periods in 2001, mainly due to the inclusion of WC operating taxes and one-time provincial sales tax recoveries in 2001 that were partly offset by capital and sales tax recoveries in 2002.

Casualty and other: These expenses increased by $8 million, or 26%, in the current quarter and by $27 million, or 36%, for the first six months of 2002, when compared to the corresponding 2001 periods. The increase in both the quarter and six-month period is mainly due to higher expenses for casualty and legal claims, including occupational-related claims, the inclusion of WC casualty and other expenses, and higher derailment-related expenses in the second quarter of 2002. Partially offsetting these increases were lower expenses related to environmental matters and, bad debt expenses in the first half of 2002.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
-------------------------------------------------------------------------------


Other

Interest expense: Interest expense for the second quarter increased by $13 million, or 17%, from the comparable 2001 quarter and $29 million, or 18%, in the first six months of 2002 versus the equivalent 2001 period. Lower interest expense related to the maturity of certain notes was more than offset by the financing related to the acquisition of WC and the consolidation of WC interest expense.

Other income: Excluding the impact of the 2001 DRT and 360networks Inc. transactions previously discussed, other income for the second quarter of 2002 increased to $23 million from $9 million in the comparable 2001 quarter, and increased to $61 million for the first half of 2002 from $20 million in the first half of last year. The increase was mainly due to the inclusion of WC's equity in earnings of English Welsh and Scottish Railway (EWS) of $4 million for the quarter and $15 million for the first half of 2002 and higher gains on disposal of surplus assets.

Income tax expense: The Company recorded an income tax expense of $142 million for the current quarter and an income tax recovery of $39 million for the corresponding period in 2001. Income tax expense was $260 million for the six months ended June 30, 2002 and $103 million for the comparable 2001 period. When compared to 2001, the increase in income tax expense for both the quarter and sixmonth period is mainly due to a $110 million deferred income tax recovery recorded in June 2001 that resulted from the enactment of lower corporate tax rates in Canada. The effective tax rate for the quarter and six months ended June 30, 2002 was 33.6% and 33.8%, respectively. The effective tax rate for the comparative 2001 periods was 36.0%, excluding the deferred income tax recovery and the income tax effect on the special charge, the DRT transaction and the charge for 360networks Inc.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
-------------------------------------------------------------------------------


LIQUIDITY AND CAPITAL RESOURCES

The Company's principal source of liquidity is cash generated from operations. The Company also has the ability to fund liquidity requirements through its revolving credit facilities, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through the Accounts receivable securitization program. In addition, from time to time, the Company's liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

Operating activities: Cash provided from operating activities was $475 million and $757 million for the three and six-month periods ended June 30, 2002, respectively, compared to $487 million and $592 million for the same 2001 periods. Net income, excluding non-cash items, generated cash of $511 million for the current quarter and $954 million for the six months ended June 30, 2002, compared to $476 million and $871 million in the corresponding 2001 periods. Cash generated in the first six months of 2002 was partially consumed by payments for workforce reductions and income taxes of $94 million and $67 million, respectively, compared to $89 million and $59 million, respectively, for the same period last year. Payments for casualty and legal claims, including amounts paid for workers' compensation, for the first half of 2002 and 2001 were $68 million and $78 million, respectively.

Investing activities: Cash used by investing activities in the quarter and six months ended June 30, 2002 amounted to $270 million and $318 million, respectively, compared to $281 million and $309 million for the comparable periods in 2001. The Company's investing activities in the first half of 2002 included net proceeds of $68 million from the sale of its investment in Tranz Rail Holdings Limited, whereas the comparative period included proceeds of $112 million from the sale of DRT. Net capital expenditures amounted to $242 million and $362 million in the three and six months ended June 30, 2002, respectively, a decrease of $27 million and $36 million from the same 2001 periods. Capital expenditures included expenditures for roadway renewal, rolling stock, and other capacity and productivity improvements.

The Company anticipates that capital expenditures for 2002 will remain at approximately the same level as 2001. This will include funds required for ongoing renewal of the basic plant and other acquisitions and investments required to improve the Company's operating efficiency and customer service.

Dividends: The Company paid a quarterly dividend of $0.215 per share amounting to $41 million for the second quarter and $83 million for the first six months of 2002 compared to $37 million and $75 million, respectively, at the rate of $0.195 per share, for the same periods in 2001.

Free cash flow
The Company generated $164 million and $356 million of free cash flow for the three and six months ended June 30, 2002, respectively, compared to $169 million and $208 million for the same 2001 periods. The Company defines free cash flow as cash provided from operating activities less capital expenditures, other investing activities and dividends paid.

Financing activities: Cash used by financing activities totaled $122 million for the second quarter and $316 million for the six months ended June 30, 2002 compared to $179 million and $193 million in the same periods of 2001. In 2002, the Company's issuances and repayments of long-term debt related principally to the Company's commercial paper and revolving credit facilities.

The Company has access to various financing arrangements:

Revolving credit facilities
The Company has U.S.$1,000 million revolving credit facilities that expire in March 2003. The credit facility agreements contain customary financial covenants with which the Company has been in full compliance since the inception of the agreements. At June 30, 2002, the Company had entirely repaid its borrowings of U.S.$172 million (Cdn$273 million) outstanding at December 31, 2001. At June 30, 2002, letters of credit under the revolving credit facilities amounted to $292 million.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
-------------------------------------------------------------------------------


Commercial paper
The Company has a commercial paper program, which is backed by a portion of its revolving credit facilities, enabling it to issue commercial paper up to a maximum aggregate principal amount of $600 million, or the U.S. dollar equivalent. The revolving credit facilities will mature within the next twelve months and while the Company's intent is to renew the existing revolving credit facilities, the refinancing has not been renegotiated and, as such, the outstanding balance of U.S.$209 million (Cdn$317 million) of commercial paper has been included in the current portion of long-term debt at June 30, 2002.

Shelf registration statement
At June 30, 2002, the Company had U.S.$400 million remaining for issuance under its shelf registration statement.

Accounts receivable securitization program
The sale of a portion of the Company's accounts receivable is conducted under a securitization program, which has a $350 million maximum limit and will expire in June 2003. The program is subject to customary credit rating and reporting requirements. In the event the program is terminated before its scheduled maturity, the Company expects to have sufficient liquidity remaining in its current and future revolving credit facilities to meet future obligations and anticipated capital expenditures. The Company intends to renew the program upon expiration. At June 30, 2002, pursuant to the agreement, $168 million and U.S.$113 million (Cdn$171 million) had been sold on a limited recourse basis reflecting no change in the level of accounts receivable sold since December 31, 2001.

The Company's access to current and alternate sources of financing at competitive costs is dependent on its credit rating. The Company is not aware of any adverse trend, event or condition that would affect the Company's current credit standing.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
-------------------------------------------------------------------------------


Contractual obligations and commercial commitments

In the normal course of business, the Company incurs contractual obligations and commercial commitments. The following tables set forth material obligations and commitments as of June 30, 2002:

Contractual obligations
(In millions)

Contract Type                                         2003-    2005-    2007 &
                                    Total    2002     2004     2006   thereafter
-------------------------------------------------------------------------------
Debentures, notes and other        $4,490   $   14   $1,204   $  559   $2,713
Capital leases (a)                    842       72      174       84      512
-------------------------------------------------------------------------------
  Long-term debt                   $5,332   $   86   $1,378   $  643   $3,225
Operating leases (b)                1,221      111      393      292      425
-------------------------------------------------------------------------------
Total obligations                  $6,553   $  197   $1,771   $  935   $3,650
===============================================================================


Commercial commitments
(In millions)

Commitment Type                                       2003-    2005-    2007 &
                                    Total    2002     2004     2006   thereafter
-------------------------------------------------------------------------------
Standby letters of credit (c)      $  384   $  320   $   63   $    1   $   --
Other commercial commitments (d)      267       36      231       --       --
-------------------------------------------------------------------------------
Total commitments                  $  651   $  356   $  294   $    1   $   --
===============================================================================


(a) Excludes $486 million of imputed interest on capital leases at rates ranging from approximately 3.0% to 11.9%.
(b) The Company has guaranteed the residual values of $77 million of equipment with lease terms expiring in the years 2004 through 2012. As at June 30, 2002, the Company does not expect to make any payments pertaining to the guarantees of these leases.
(c) Consists mainly of letters of credit issued as a financial guarantee of the Company's contractual obligations under various arrangements. Letters of credit under the revolving credit facilities amounted to $292 million.
(d) Includes commitments for railroad ties, rail, freight cars and locomotives.


For 2002 and the foreseeable future, the Company expects cash from operations and from its various sources of financing to be sufficient to meet its future obligations and fund anticipated capital expenditures.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
-------------------------------------------------------------------------------


TERMINATION OF CONVERSION RIGHTS OF 5.25% CONVERTIBLE PREFERRED SECURITIES ("SECURITIES")

On May 6, 2002, the Company announced that it had met the conditions required to terminate the Securities holders' right to convert their Securities into common shares of the Company, and set the conversion termination date as July 3, 2002. The conditions were met when the Company's common share price exceeded 120% of the conversion price of U.S.$38.48 per share (as adjusted, following the Company's two-for-one common stock split in September 1999) for a specified period, and all accrued interest on the Securities had been paid.

As of June 30, 2002, approximately U.S.$1 million principal amount of the Securities were surrendered for conversion into common shares.

On July 3, 2002, the closing price of the Company's common shares exceeded the conversion price of US$38.48 per share. As a result, Securities that had not been previously surrendered for conversion were converted, resulting in the issuance of approximately 6 million common shares of the Company.

ACQUISITION OF WISCONSIN CENTRAL TRANSPORTATION CORPORATION

On October 9, 2001, the Company completed its acquisition of WC for an acquisition cost of $1,297 million (U.S.$831 million) and began a phased integration of the companies' operations.

The merger involves the integration of two previously independent businesses to provide shippers enhanced rail services over a coordinated network. There can be no assurance that there will be realization of rail service and other efficiencies or synergies that are expected to be derived from the merger.

The Company accounted for the merger using the purchase method of accounting as required by the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 141 "Business Combinations." As such, the Company's consolidated financial statements include the assets, liabilities and results of operations of WC as of October 9, 2001, the date of acquisition. The results of the final valuation of WC's assets and liabilities are not expected to have a material impact on the results of operations.

CRITICAL ACCOUNTING POLICIES, BUSINESS RISKS AND OTHER MATTERS

Management's discussion and analysis of the Company's financial condition and results of operations is based on the same accounting policies as those used in preparing the Company's 2001 Annual Consolidated Financial Statements. As such, this document should be read in conjunction with Note 1 "Summary of significant accounting policies" of the Company's 2001 Annual Consolidated Financial Statements.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to litigation, environmental liabilities, casualty claims, depreciation lives, income tax liabilities, and pension and other post-retirement benefits, based upon currently available information. Actual results could differ from these estimates.

Legal actions

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational related claims, damage to property and environmental matters. The Company maintains, and regularly updates on a case-by-case basis, casualty provisions for such items when the expected loss is both probable and can be reasonably estimated. Although the Company considers such provisions to

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
-------------------------------------------------------------------------------


be adequate for these matters, the final outcome with respect to actions outstanding or pending at June 30, 2002, or future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year.

Employee work-related injuries, including occupational related claims, are compensated according to the provisions of the Federal Employers' Liability Act
(FELA) and represent a significant expense for the railroad industry in the United States. Consistent with the case-by-case approach, the Company does not accrue a provision for unasserted occupational related claims, as they are not reasonably estimable. In view of the Company's increasing expansion in the United States, and the increase in the number of occupational claims over the past years, the Company will continue to work with an independent actuarial firm and will consider the results of an actuarial based approach to evaluate the sufficiency of its provision for occupational claims. Any change in the estimated liability would be accounted for as a change in accounting estimate and recorded in the results of operations.

As at June 30, 2002, the Company had aggregate reserves for legal matters of $250 million ($277 million at December 31, 2001), of which approximately $143 million was for work-related injuries to employees in the United States, including occupational related claims.

Environmental matters

Regulatory compliance
The Company's operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in the railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements.

Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed.

Known existing environmental concerns
The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company's share of the costs and evolving regulatory standards governing environmental liability. As a result, liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company's ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and costs cannot be reasonably estimated and as such, costs related to future remediation will be accrued in the year they become known.

Future occurrences

In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
-------------------------------------------------------------------------------

any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

As at June 30, 2002, the Company had aggregate accruals for environmental costs of $103 million ($112 million at December 31, 2001). The Company has not included any reduction in costs for anticipated recovery from insurance.

There can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such environmental liabilities or costs.

Properties

The Company follows the group method of depreciation and, as such, depreciates the cost of properties, net of asset impairment write-downs, on a straight-line basis over the estimated useful life of each asset class. Assessing the reasonableness of the estimated useful lives of properties requires judgment and is based upon currently available information, including comprehensive depreciation studies that incorporate assumptions of remaining useful lives. A revision to the estimated useful lives of properties is considered a change in accounting estimate and, as a result, depreciation rates would be changed on a prospective basis. A significant change in depreciable lives could result in a material change to depreciation expense.

Pension and Other post-retirement benefits

The Company accounts for pension and other postretirement benefits as required by SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions," respectively. Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. Delayed recognition of differences between actual results and those assumed is a guiding principle of these standards. This approach allows for a smooth recognition of changes in benefit obligations and plan performance over the working lives of the employees who benefit from the plans.

An actuarial valuation is conducted at least on a triennial basis, to account for pension and other postretirement benefits which uses management assumptions for the discount rate, the expected return on plan assets, the rate of compensation increase, the health care cost trend and the expected average remaining service life of the employee group. A change in any one of these assumptions could have a significant impact on the pension and post-retirement benefit expense recorded under SFAS No. 87 and SFAS No. 106, respectively.

Financial instruments

Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company's results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company's revenues.

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. However, the credit standing of counterparties is regularly monitored, and losses due to counterparty nonperformance are not anticipated.

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
-------------------------------------------------------------------------------


At June 30, 2002, the Company hedged approximately 46% of the estimated 2002 fuel consumption, 41% of the estimated 2003 fuel consumption and 7% of the estimated 2004 fuel consumption. This represented approximately 348 million U.S. gallons at an average price of U.S.$0.606 per U.S. gallon.

For the three months ended June 30, 2002, the Company realized a negligible loss from its fuel hedging activities, compared to a $2 million gain in the same period last year. For the first half of 2002, the Company's hedging activities resulted in a realized loss of $9 million compared to a $4 million gain in the same period of 2001.

Other comprehensive income for the quarters ended June 30, 2002 and 2001, included an unrealized gain of $4 million, $2 million after tax, and $2 million, $1 million after tax, respectively, resulting from the Company's fuel hedging activities. For the first half of 2002 and 2001, other comprehensive income included an unrealized gain of $55 million, $36 million after tax, and an unrealized loss of $5 million, $3 million after tax, respectively.

At June 30, 2002, Accumulated other comprehensive income included an unrealized holding gain of $17 million, $11 million after tax, ($38 million unrealized holding loss, $25 million after tax at December 31, 2001) of which $12 million relates to derivative instruments that will mature within the next twelve months.

Competition

The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in certain markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers' equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company's volumes, revenues and profit margins.

To a greater degree than other rail carriers, the Company's subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

In recent years, there has been significant consolidation of rail systems in the United States. The resulting larger rail systems are able to offer seamless services in larger market areas and effectively compete with the Company in certain markets. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company's competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Labor negotiations

As of July 2002, the Company had achieved ratified settlements with bargaining units representing 98% of the Company's Canadian unionized workforce. These agreements are generally for a three-year period effective until December 31, 2003.

The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
-------------------------------------------------------------------------------


basis. For several years now, Grand Trunk Western (GTW), Duluth Winnipeg and Pacific (DWP), ICRR, CCP Holdings, Inc. (CCP) and just recently WC, have bargained on a local basis rather than holding national, industry wide negotiations. Local negotiations result in settlements that better address both the employees' concerns and preferences and the railways' actual operating environment. There are risks associated with negotiating locally. Presidents and Congress have demonstrated that they will step in to avoid national strikes, while a local dispute may not generate federal intervention, making an extended work stoppage more likely. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

As of July 2002, the Company had in place agreements with bargaining units representing all the unionized workforce at ICRR, GTW, DWP, and CCP and 43% at WC. These agreements have various durations, ranging from the end of 2001 to the end of 2005. Several of these agreements have reopened or will reopen in 2002.

Negotiations are ongoing with the bargaining units with which the Company has not yet achieved new settlements. Until new agreements are reached or until settlements are ratified, the terms and conditions of previous agreements continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations.

Regulation

The Company's rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency (the Agency), under the Canada Transportation Act (Canada) (the CTA), and (ii) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company's U.S. rail operations are subject to regulation by the Surface Transportation Board (STB) (the successor to the Interstate Commerce Commission) and the Federal Railroad Administration. In addition, the Company is subject to a variety of health, safety, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, issued its report to the Minister of Transport at the end of June 2001. It was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes, which, if adopted, would affect all modes of transportation, including rail. No assurance can be given that any decision by the federal government pursuant to the report's recommendations will not materially adversely affect the Company's financial position or results of operations.

Business prospects and other risks

In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in the demand for them. However, many of the bulk commodities the Company transports move offshore and are impacted more by global economic conditions than North American economic cycles. The Company's results of operations can be expected to reflect this cyclicality because of the significant fixed costs inherent in railroad operations. The Company's revenues are affected by prevailing economic conditions. In 2001, widespread recessionary conditions in the economy affected the Company's revenues across a number of markets. Following a significant reduction in interest rates and a major depletion in inventories, the North American economy rebounded in the first part of 2002. While continued growth is expected throughout the year, the speed of the recovery will depend on overall consumer and business confidence, which currently show signs of uncertainty. The Company will continue to leverage its strong service capabilities but remains cautious about business prospects in the second half of the year.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
-------------------------------------------------------------------------------


Should a major economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be affected.

In addition to the inherent risks of the business cycle, the Company is occasionally susceptible to severe weather conditions. For example, in the first quarter of 1998, a severe ice storm hit eastern Canada, which disrupted operations and service for the railroad as well as for CN customers.

Inflation

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflationadjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Forward-looking information

Certain information included in this report may be "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the factors set forth in this section as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (CANADIAN GAAP)
-------------------------------------------------------------------------------
(in millions, except per share data)

                                                                                  Three months ended             Six months ended
                                                                                        June 30                       June 30
                                                                              ------------------------      -----------------------
                                                                                  2002           2001           2002           2001
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (Unaudited)
Revenues                                                                      $  1,551       $  1,392       $  3,060       $  2,790
-----------------------------------------------------------------------------------------------------------------------------------

Operating expenses excluding special charge                                      1,166          1,049          2,303          2,085

Special charge (Note 4)                                                             --             98             --             98
-----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                         1,166          1,147          2,303          2,183

Operating income                                                                   385            245            757            607

Interest expense                                                                   (88)           (74)          (179)          (149)

Other income (loss) (Note 5)                                                        23            (90)            61             20
-----------------------------------------------------------------------------------------------------------------------------------

Income before income taxes                                                         320             81            639            478

Income tax expense                                                                (108)           (41)          (216)          (167)
-----------------------------------------------------------------------------------------------------------------------------------

Net income (Note 10)                                                          $    212       $     40       $    423       $    311
===================================================================================================================================

Earnings per share (Note 10)

  Basic                                                                       $   1.08       $   0.19       $   2.16       $   1.59

  Diluted                                                                     $   1.04       $   0.19       $   2.08       $   1.55

Weighted-average number of shares

  Basic                                                                          193.9          192.0          193.5          191.7

  Diluted                                                                        203.3          200.9          203.1          200.4
===================================================================================================================================

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME (CANADIAN GAAP)
-------------------------------------------------------------------------------
(in millions)

                                                                 Three months ended June 30            Six months ended June 30
                                                           ------------------------------------  ----------------------------------
                                                                                     Variance                             Variance
                                                               2002        2001     Fav (Unfav)      2002        2001    Fav (Unfav)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                          (Unaudited)
Revenues

Petroleum and chemicals                                    $    271    $    212           28%    $    544    $    443           23%
Metals and minerals                                             138         117           18%         260         214           21%
Forest products                                                 334         269           24%         659         514           28%
Coal                                                             81          88           (8%)        158         173           (9%)
Grain and fertilizers                                           255         275           (7%)        524         596          (12%)
Intermodal                                                      261         244            7%         496         481            3%
Automotive                                                      159         139           14%         310         266           17%
Other items                                                      52          48            8%         109         103            6%
--------------------------------------------------------------------------------                 ---------------------
                                                              1,551       1,392           11%       3,060       2,790           10%

Operating expenses

Labor and fringe benefits                                       498         421          (18%)        986         830          (19%)
Purchased services                                              154         139          (11%)        298         276           (8%)
Depreciation and amortization                                   124         122           (2%)        245         230           (7%)
Fuel                                                            114         121            6%         226         264           14%
Equipment rents                                                  94          77          (22%)        181         153          (18%)
Material                                                         76          72           (6%)        146         147            1%
Operating taxes                                                  42          37          (14%)         83          81           (2%)
Casualty and other                                               64          60           (7%)        138         104          (33%)
Special charge (Note 4)                                          --          98          100%          --          98          100%
--------------------------------------------------------------------------------                 ---------------------
                                                              1,166       1,147           (2%)      2,303       2,183           (5%)
--------------------------------------------------------------------------------                 ---------------------

Operating income                                           $    385    $    245           57%    $    757    $    607           25%
===================================================================================================================================

Operating ratio (excluding special charge)                     75.2%       75.4%         0.2         75.3%       74.7%        (0.6)
===================================================================================================================================

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (CANADIAN GAAP)
-------------------------------------------------------------------------------
(in millions)

                                                                                             June 30     December 31         June 30
                                                                                                2002            2001            2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         (Unaudited)                     (Unaudited)
Assets

Current assets:
  Cash and cash equivalents                                                                $      93       $      53       $      30
  Accounts receivable (Note 6)                                                                   675             645             662
  Material and supplies                                                                          163             133             136
  Deferred income taxes                                                                          125             153             140
  Other                                                                                          173             180             141
------------------------------------------------------------------------------------------------------------------------------------
                                                                                               1,229           1,164           1,109

Properties                                                                                    16,183          16,723          13,683
Other assets and deferred charges (Note 3)                                                       848             901             370
------------------------------------------------------------------------------------------------------------------------------------

Total assets                                                                               $  18,260       $  18,788       $  15,162
===================================================================================================================================

Liabilities and shareholders' equity

Current liabilities:
  Accounts payable and accrued charges                                                     $   1,351       $   1,374       $   1,268
  Current portion of long-term debt (Note 6)                                                     832             163             281
  Other                                                                                           87             101              81
------------------------------------------------------------------------------------------------------------------------------------
                                                                                               2,270           1,638           1,630

Deferred income taxes                                                                          3,632           3,729           2,580
Other liabilities and deferred credits                                                         1,169           1,296           1,149
Long-term debt (Note 6)                                                                        4,500           5,764           3,873

Shareholders' equity:
  Common shares (Note 7)                                                                       3,266           3,209           3,169
  Convertible preferred securities (Note 7)                                                      326             327             327
  Contributed surplus                                                                            178             178             178
  Currency translation                                                                            71             133              77
  Retained earnings                                                                            2,848           2,514           2,179
------------------------------------------------------------------------------------------------------------------------------------
                                                                                               6,689           6,361           5,930
------------------------------------------------------------------------------------------------------------------------------------

Total liabilities and shareholders' equity                                                 $  18,260       $  18,788       $  15,162
===================================================================================================================================

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (CANADIAN GAAP)
-------------------------------------------------------------------------------
(in millions)

                                                                                 Three months ended              Six months ended
                                                                                       June 30                        June 30
                                                                              ------------------------      -----------------------
                                                                                  2002           2001           2002           2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (Unaudited)
Common shares (1)

Balance, beginning of period                                                  $  3,240       $  3,154       $  3,209       $  3,124

  Stock options exercised and conversion of convertible
   preferred securities (Note 7)                                                    26             15             57             45
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                        $  3,266       $  3,169       $  3,266       $  3,169
===================================================================================================================================

Convertible preferred securities (2)

Balance, beginning of period                                                  $    327       $    327       $    327       $    327

  Converted shares (Note 7)                                                         (1)            --             (1)            --
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                        $    326       $    327       $    326       $    327
===================================================================================================================================

Contributed surplus
------------------------------------------------------------------------------------------------------------------------------------
Balance, beginning and end of period                                          $    178       $    178       $    178       $    178
===================================================================================================================================

Currency translation
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                        $     71       $     77       $     71       $     77
===================================================================================================================================

Retained earnings

Balance, beginning of period                                                  $  2,680       $  2,179       $  2,514       $  1,949

  Net income                                                                       212             40            423            311

  Dividends                                                                        (44)           (40)           (89)           (81)
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                        $  2,848       $  2,179       $  2,848       $  2,179
===================================================================================================================================

See accompanying notes to consolidated financial statements.

(1) The Company issued 0.6 million and 1.4 million shares for the three and six months ended June 30, 2002, respectively, as a result of stock options exercised and the conversion of convertible preferred securities. At June 30, 2002, the Company had 194.1 million common shares outstanding.

(2) At June 30, 2002, the Company had 4.6 million convertible preferred securities outstanding. (See Note 7)

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (CANADIAN GAAP)
-------------------------------------------------------------------------------
(in millions)

                                                                        Three months ended                     Six months ended
                                                                              June 30                               June 30
                                                                     -------------------------           --------------------------
                                                                         2002              2001              2002              2001
                                                                                               (Unaudited)
Operating activities

Net income                                                           $    212          $     40          $    423          $    311
Non-cash items in income:
  Depreciation and amortization                                           126               123               248               233
  Deferred income taxes                                                    51                10               112                81
  Gain on sale of investment (Note 5)                                      --                --                --              (101)
  Write-down of investment (Note 5)                                        --                99                --                99
  Special charge (Note 4)                                                  --                98                --                98
Changes in:
  Accounts receivable                                                      15                51               (41)               49
  Material and supplies                                                   (10)               (1)              (33)              (26)
  Accounts payable and accrued charges                                     32                46                16              (104)
  Other net current assets and liabilities                                (12)              (10)              (12)               (3)
Payments for workforce reductions                                         (47)              (40)              (94)              (89)
Other                                                                     (17)              (41)              (44)             (111)
------------------------------------------------------------------------------------------------------------------------------------
Cash provided from operating activities                                   350               375               575               437
------------------------------------------------------------------------------------------------------------------------------------

Investing activities

Net additions to properties                                              (133)             (181)             (204)             (268)
Other, net                                                                 (7)               12                73               120
------------------------------------------------------------------------------------------------------------------------------------
Cash used by investing activities                                        (140)             (169)             (131)             (148)
------------------------------------------------------------------------------------------------------------------------------------

Dividends paid                                                            (46)              (37)              (88)              (85)

Financing activities

Issuance of long-term debt                                              1,035               236             1,890               504
Reduction of long-term debt                                            (1,182)             (430)           (2,260)             (742)
Issuance of common shares                                                  25                15                54                45
------------------------------------------------------------------------------------------------------------------------------------
Cash used by financing activities                                        (122)             (179)             (316)             (193)
------------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                       42               (10)               40                11

Cash and cash equivalents, beginning of period                             51                40                53                19
------------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                             $     93          $     30          $     93          $     30
===================================================================================================================================

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CANADIAN GAAP)
-------------------------------------------------------------------------------

Note 1 - Basis of presentation

In management's opinion, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company's (the Company) financial position as at June 30, 2002, December 31 and June 30, 2001, its results of operations, changes in shareholders' equity and cash flows for the three and six months ended June 30, 2002 and 2001.

These consolidated financial statements and notes have been prepared using accounting policies consistent with those used in preparing the Company's 2001 Annual Consolidated Financial Statements except for Stock-based compensation as explained in Note 2. While management believes that the disclosures presented are adequate to make the information not misleading, these consolidated financial statements and notes should be read in conjunction with the Company's Annual Consolidated Financial Statements.

Note 2 - Accounting changes

The Company has made certain changes in accounting policies to conform to new accounting standards.

Stock-based compensation

Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments." The new recommendations require the use of a fair value based approach of accounting for all non-employee and certain employee stock-based awards, such as direct awards of stock, awards that call for settlement in cash or other assets, or stock appreciation rights that call for settlement through the issuance of equity instruments. For all other employee stock-based awards, such as stock option awards, the recommendations encourage but do not require that the fair value based approach be used, though require additional disclosure including net income and earnings per share, as if the fair value based accounting method had been used to account for these awards.

The Company has elected to prospectively apply the intrinsic value based method of accounting to its awards of conventional and performance-based employee stock options granted on or after January 1, 2002. These options are granted at an exercise price equal to the market value of the common shares at the date of granting and, as such, compensation cost is not recognized for conventional-based options since both the number of shares to which an individual is entitled and the exercise price are known at the date of granting. Compensation cost attributable to performance-based employee stock option awards, granted on or after January 1, 2002, is measured at intrinsic value and recognized over the vesting period. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost. For the three and six months ended June 30, 2002, no compensation expense was recognized as no performancebased employee stock option awards were granted. In prior periods, the Company did not record compensation cost related to employee stock options grants and, any consideration paid by employees on the exercise of stock options was recorded as share capital.

In accordance with the new recommendations, the Company accounts for its direct awards of stock to employees, which are issued through the mid-term incentive share unit plan, using the fair value based approach to awards granted on or after January 1, 2002. The mid-term incentive share unit plan, entitles employees to receive payout of a combination of common stock of the Company (equity settled portion), as to 50 percent, and cash value (cash settled portion), as to the remaining 50 percent.

The new recommendations will not be applied to the equity settled portion of this award granted prior to January 1, 2002 since the new recommendations require prospective application for such awards.

Compensation cost for the cash settled portion of this award is measured at fair value, which in all respects is equivalent to intrinsic value since the compensation cost stemming from the award must be finally measured at intrinsic value, and is recognized over the vesting period. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost. The new recommendations require retroactive application, without restatement, of the Company's grants outstanding at January 1, 2002 that call for settlement in cash. Had the new recommendations been retroactively applied to the cash settled portion, there would have been no impact on prior periods' financial statements, since no compensation expense was, or would have been recognized for prior periods, due to the nature of the vesting conditions.

For the six months ended June 30, 2002, the Company granted 3.2 million conventional options. For the three and six months ended June 30, 2002, 0.6 million and 1.4 million, respectively, of previously issued stock options were exercised.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CANADIAN GAAP)
-------------------------------------------------------------------------------

Had compensation cost been determined as if the fair value based accounting approach had been used for all awards granted for the three and six months ended June 30, 2002, the Company's net income and earnings per share would have been as follows:

                                                 Three months      Six months
                                                     ended           ended
                                                June 30, 2002    June 30, 2002
-------------------------------------------------------------------------------
  Net income (in millions)                            $   207          $   415
  Basic earnings per share                            $  1.05          $  2.11
  Diluted earnings per share                          $  1.02          $  2.04
===============================================================================

As permitted by the new recommendations, these amounts exclude the effect of awards granted prior to January 1, 2002 and include the calculation of compensation expense using the Black-Scholes option-pricing model with the following assumptions:

                                                          Three and six months
                                                           ended June 30, 2002
-------------------------------------------------------------------------------
  Expected option life (years)                                             7.0
  Risk-free interest rate                                                 5.79%
  Expected stock price volatility                                           30%
  Average dividend per share                                            $ 0.86
===============================================================================


                                                 Three months      Six months
                                                     ended           ended
                                                June 30, 2002    June 30, 2002
-------------------------------------------------------------------------------
  Weighted average fair
   value of options granted                        $ 30.61          $ 30.98
===============================================================================

Foreign currency translation

In 2001, the Company early adopted the CICA amended recommendations of Section 1650 "Foreign Currency Translation." As required by the amended section, the Company has restated all financial data for 2001.

Note 3 - Acquisition of Wisconsin Central

Transportation Corporation

Wisconsin Central Transportation Corporation (WC) was consolidated effective October 9, 2001, the date the Company acquired control of WC. Accordingly, the Company's results of operations for the three and six months ended June 30, 2001 exclude the results of operations of WC. For comparative purposes only, if the Company had acquired WC on January 1, 2001, based on the historical amounts reported by WC, revenues, net income, basic and diluted earnings per share would have been $1,533 million, $52 million, $0.26 per basic and diluted share, respectively, for the three months ended June 30, 2001 and $3,069 million, $329 million, $1.68 per basic share and $1.64 per diluted share, respectively, for the six months ended June 30, 2001. These pro forma figures do not reflect synergies, and accordingly, do not account for any potential increases in operating income, any estimated cost savings or facilities consolidation.

In the first quarter of 2002, the Company sold its investment in Tranz Rail Holdings Limited (Tranz Rail), for net proceeds of $68 million. The Company had acquired Tranz Rail, a company which operates a 2,400- route mile freight and passenger rail business in New Zealand, through its acquisition of WC, and had accounted for it as "available for sale." The difference between the carrying amount of the investment and the proceeds from sale was not significant.

Note 4 - Special charge

In the second quarter of 2001, the Company recorded a charge of $98 million, $62 million after tax, for the reduction of 690 positions by the end of 2002. The charge included severance and other payments to be made to affected employees.

Note 5 - Other income (loss)

In June 2001, the Company recorded a charge of $99 million, $77 million after tax, to write down its net investment in 360networks Inc.

In the first quarter of 2001, the Company recorded a gain of $101 million, $82 million after tax, from the sale of its 50 percent interest in the Detroit River Tunnel Company (DRT). The DRT is a 1.6-mile rail-only tunnel crossing the Canada-U.S. border between Detroit and Windsor, Ontario.

Note 6 - Financing activities

Revolving credit facilities

The Company has U.S.$1,000 million revolving credit facilities that expire in March 2003. The credit facility agreements contain customary financial covenants with which the Company has been in full compliance since the inception of the agreements. At June 30, 2002, the Company had entirely repaid its borrowings of U.S.$172 million (Cdn$273 million) outstanding at December 31, 2001. At June 30, 2002, letters of credit under the revolving credit facilities amounted to $292 million.

Commercial paper

The Company has a commercial paper program, which is backed by a portion of its revolving credit facilities, enabling it to issue commercial paper up to a maximum aggregate principal amount of $600 million, or the U.S. dollar equivalent. The revolving credit facilities will

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CANADIAN GAAP)
-------------------------------------------------------------------------------

mature within the next twelve months and while the Company's intent is to renew the existing revolving credit facilities, the refinancing has not been renegotiated and, as such, the outstanding balance of U.S.$209 million (Cdn$317 million) of commercial paper has been included in the current portion of long-term debt at June 30, 2002.

Accounts receivable securitization

The Company has a revolving agreement, expiring in June 2003, to sell eligible freight trade receivables up to a maximum of $350 million of receivables outstanding at any point in time. At June 30, 2002, pursuant to the agreement, $168 million and U.S.$113 million (Cdn$171 million) had been sold on a limited recourse basis reflecting no change in the level of accounts receivable sold since December 31, 2001.

Note 7 - Termination of conversion rights of 5.25%
Convertible preferred securities ("Securities")

On May 6, 2002, the Company announced that it had met the conditions required to terminate the Securities holders' right to convert their Securities into common shares of the Company, and set the conversion termination date as July 3, 2002. The conditions were met when the Company's common share price exceeded 120% of the conversion price of U.S.$38.48 per share (as adjusted, following the Company's two-for-one common stock split in September 1999) for a specified period, and all accrued interest on the Securities had been paid.

As of June 30, 2002, approximately U.S.$1 million principal amount of the Securities were surrendered for conversion into common shares.

On July 3, 2002, the closing price of the Company's common shares exceeded the conversion price of U.S.$38.48 per share. As a result, Securities that had not been previously surrendered for conversion were converted, resulting in the issuance of approximately 6 million common shares of the Company.

Note 8 - Derivative instruments

The Company uses derivative instruments to hedge a portion of its fuel requirement. As a result of its fuel hedging activities, the Company had an unrealized holding gain of $17 million at June 30, 2002 ($38 million unrealized holding loss at December 31, 2001).

Note 9 - Commitments

At June 30, 2002, the Company had commitments to acquire railroad ties, rail, freight cars and locomotives at an aggregate cost of $267 million ($52 million at December 31, 2001).

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CANADIAN GAAP)
-------------------------------------------------------------------------------

Note 10 - Net income and earnings per share

In addition to the consolidation of the WC results of operations for the three and six months ended June 30, 2002 as explained in Note 3, the comparability of the results of operations for the three and six months ended June 30, 2002 and 2001 is also impacted by the following items:

                                                                   Three months ended                      Six months ended
                                                                         June 30                                June 30
                                                           -----------------------------------    ---------------------------------
                                                                                        2001                                   2001
                                                              2002         2001   pro forma(1)       2002         2001  pro forma(1)
-----------------------------------------------------------------------------------------------------------------------------------
(In millions)                                                                             (Unaudited)
Income before income taxes, excluding undernoted items     $   320      $   278      $   295      $   639      $   574      $   599
Income tax expense                                            (108)         (99)        (104)        (216)        (206)        (213)
-----------------------------------------------------------------------------------------------------------------------------------

Adjusted net income                                            212          179          191          423          368          386

Undernoted items, net of tax:
  Special charge for workforce reductions                       --          (62)         (62)          --          (62)         (62)
  Write-down of net investment in 360networks Inc.              --          (77)         (77)          --          (77)         (77)
  Gain on sale of Detroit River Tunnel Company                  --           --           --           --           82           82
-----------------------------------------------------------------------------------------------------------------------------------
                                                                --         (139)        (139)          --          (57)         (57)

Net income                                                 $   212      $    40      $    52      $   423      $   311      $   329
===================================================================================================================================

The following table provides a reconciliation between basic and diluted earnings per share:

                                                                   Three months ended                      Six months ended
                                                                         June 30                                June 30
                                                           -----------------------------------    ---------------------------------
                                                                                        2001                                   2001
                                                              2002         2001   pro forma(1)       2002         2001  pro forma(1)
-----------------------------------------------------------------------------------------------------------------------------------
(In millions, except per share data)                                                      (Unaudited)
Net income                                                 $   212      $    40      $    52      $   423      $   311      $   329
Dividends on convertible preferred securities                   (3)          (3)          (3)          (6)          (6)          (6)
-----------------------------------------------------------------------------------------------------------------------------------
Income used for basic earnings per share                   $   209      $    37      $    49      $   417      $   305      $   323

Weighted-average shares outstanding                          193.9        192.0        192.0        193.5        191.7        191.7
Effect of dilutive securities and stock options                9.4          8.9          8.9          9.6          8.7          8.7
-----------------------------------------------------------------------------------------------------------------------------------
Weighted-average diluted shares outstanding                  203.3        200.9        200.9        203.1        200.4        200.4

Basic earnings per share                                   $  1.08      $  0.19      $  0.26      $  2.16      $  1.59      $  1.68
Diluted earnings per share                                 $  1.04      $  0.19      $  0.26      $  2.08      $  1.55      $  1.64
===================================================================================================================================

(1) The pro forma figures reflect the Company's results of operations as if the Company had acquired WC on January 1, 2001.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (CANADIAN GAAP)
-------------------------------------------------------------------------------

                                                                            Three months ended                 Six months ended
                                                                                  June 30                           June 30
                                                                          ------------------------         ------------------------
                                                                            2002          2001(1)             2002          2001(1)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                 (Unaudited)
Rail operations

Freight revenues ($ millions)                                              1,499            1,344            2,951            2,687
Gross ton miles (millions)                                                78,835           73,077          153,990          147,455
Revenue ton miles (RTM) (millions)                                        40,332           38,104           79,621           77,358
Route miles (includes Canada and the U.S.)                                17,837           15,479           17,837           15,479
Operating expenses per RTM (cents) (2)                                      2.89             2.75             2.89             2.70
Freight revenue per RTM (cents)                                             3.72             3.53             3.71             3.47
Carloads (thousands)                                                       1,059              947            2,058            1,899
Freight revenue per carload ($)                                            1,415            1,419            1,434            1,415
Diesel fuel consumed (Liters in millions)                                    350              328              713              682
Average fuel price ($/Liter)                                                0.32             0.36             0.31             0.37
Revenue ton miles per liter of fuel consumed                                 115              116              112              113
Gross ton miles per liter of fuel consumed                                   225              223              216              216
Diesel fuel consumed (U.S. gallons in millions)                               92               87              188              180
Average fuel price ($/U.S. gallon)                                          1.20             1.30             1.18             1.36
Revenue ton miles per U.S. gallon of fuel consumed                           438              438              424              430
Gross ton miles per U.S. gallon of fuel consumed                             857              840              819              819
Locomotive bad order ratio (%)(3)                                            6.8              7.0              6.9              7.5
Freight car bad order ratio (%)                                              6.0              5.4              6.1              5.9
-----------------------------------------------------------------------------------------------------------------------------------

Productivity

Operating ratio (%)(2)                                                      75.2             75.4             75.3             74.7
Freight revenue per route mile ($ thousands)                                  84               87              165              174
Revenue ton miles per route mile (thousands)                               2,261            2,462            4,464            4,998
Freight revenue per average number of employees ($ thousands)                 64               60              129              122
Revenue ton miles per average number of employees (thousands)              1,720            1,694            3,478            3,509
-----------------------------------------------------------------------------------------------------------------------------------

Employees

Number at end of period                                                   23,708           22,817           23,708           22,817
Average number during period                                              23,454           22,499           22,895           22,047
Labor and fringe benefits expense per RTM (cents)                           1.23             1.10             1.24             1.07
Injury frequency rate per 200,000 person hours                               2.6              4.0              3.0              4.3
Accident rate per million train miles                                        2.1              2.0              2.1              1.8
-----------------------------------------------------------------------------------------------------------------------------------

Financial

Debt to total capitalization ratio (% at end of period)                     44.4             41.2             44.4             41.2
Return on assets (% at end of period)                                        1.5              0.6              2.9              2.6
===================================================================================================================================

(1) 2001 data exclude WC which was acquired and consolidated effective October 9, 2001.

(2)  2001 figures exclude special charge.

(3) In 2002, the Company expanded its measure of bad order locomotives to include all those not available for service, including on-line failures. The 2001 figures have been restated accordingly.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (CANADIAN GAAP)
-------------------------------------------------------------------------------

                                                   Three months ended June 30                        Six months ended June 30
                                           ------------------------------------------     -----------------------------------------
                                                                           Variance                                        Variance
                                               2002         2001(1)     Fav (Unfav)             2002         2001(1)    Fav (Unfav)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                   (Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals                       7,357           5,745             28%           14,684          12,118            21%
Metals and minerals                           3,158           2,736             15%            6,438           5,094            26%
Forest products                               8,570           7,521             14%           16,692          14,506            15%
Coal                                          3,609           4,058            (11%)           6,914           7,994           (14%)
Grain and fertilizers                         9,282          10,492            (12%)          19,113          22,951           (17%)
Intermodal                                    7,442           6,773             10%           14,071          13,205             7%
Automotive                                      914             779             17%            1,709           1,490            15%
--------------------------------------------------------------------                      ---------------------------
                                             40,332          38,104              6%           79,621          77,358             3%

Freight revenue / RTM (cents)

Total freight revenue per RTM                  3.72            3.53              5%             3.71            3.47             7%
Business units:
Petroleum and chemicals                        3.68            3.69             --              3.70            3.66             1%
Metals and minerals                            4.37            4.28              2%             4.04            4.20            (4%)
Forest products                                3.90            3.58              9%             3.95            3.54            12%
Coal                                           2.24            2.17              3%             2.29            2.16             6%
Grain and fertilizers                          2.75            2.62              5%             2.74            2.60             5%
Intermodal                                     3.51            3.60             (3%)            3.52            3.64            (3%)
Automotive                                    17.40           17.84             (2%)           18.14           17.85             2%
--------------------------------------------------------------------                      ---------------------------

Carloads (thousands)

Petroleum and chemicals                         146             123             19%              291             257            13%
Metals and minerals                             104              67             55%              190             126            51%
Forest products                                 151             124             22%              301             243            24%
Coal                                            127             128             (1%)             247             266            (7%)
Grain and fertilizers                           135             144             (6%)             277             298            (7%)
Intermodal                                      312             282             11%              585             555             5%
Automotive                                       84              79              6%              167             154             8%
--------------------------------------------------------------------                      ---------------------------
                                              1,059             947             12%            2,058           1,899             8%

Freight revenue / carload (dollars)

Total freight revenue per carload             1,415           1,419             --             1,434           1,415             1%
Business units:
Petroleum and chemicals                       1,856           1,724              8%            1,869           1,724             8%
Metals and minerals                           1,327           1,746            (24%)           1,368           1,698           (19%)
Forest products                               2,212           2,169              2%            2,189           2,115             3%
Coal                                            638             688             (7%)             640             650            (2%)
Grain and fertilizers                         1,889           1,910             (1%)           1,892           2,000            (5%)
Intermodal                                      837             865             (3%)             848             867            (2%)
Automotive                                    1,893           1,759              8%            1,856           1,727             7%
-----------------------------------------------------------------------------------------------------------------------------------

(1) 2001 data exclude WC which was acquired and consolidated effective October 9, 2001.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION
PRO FORMA CONSOLIDATED STATEMENT OF INCOME (CANADIAN GAAP)
-------------------------------------------------------------------------------

                                                        Three months ended June 30                   Six months ended June 30
                                               -----------------------------------------    ---------------------------------------
                                                   2002           2001        Variance          2002           2001        Variance
                                                          pro forma(1)     Fav (Unfav)                 pro forma(1)     Fav (Unfav)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                    (Unaudited)
Revenues
Petroleum and chemicals                        $    271       $    234            16%       $    544       $    488            11%
Metals and minerals                                 138            144            (4%)           260            264            (2%)
Forest products                                     334            329             2%            659            635             4%
Coal                                                 81             96           (16%)           158            188           (16%)
Grain and fertilizers                               255            290           (12%)           524            626           (16%)
Intermodal                                          261            251             4%            496            495            --
Automotive                                          159            139            14%            310            266            17%
Other items                                          52             50             4%            109            107             2%
-----------------------------------------------------------------------                     ------------------------
                                                  1,551          1,533             1%          3,060          3,069            --

Operating expenses
Labor and fringe benefits                           498            474            (5%)           986            932            (6%)
Purchased services                                  154            150            (3%)           298            300             1%
Depreciation and amortization                       124            132             6%            245            250             2%
Fuel                                                114            132            14%            226            287            21%
Equipment rents                                      94             85           (11%)           181            168            (8%)
Material                                             76             80             5%            146            165            12%
Operating taxes                                      42             39            (8%)            83             85             2%
Casualty and other                                   64             65             2%            138            115           (20%)
Special charge                                       --             98           100%             --             98           100%
-----------------------------------------------------------------------                     ------------------------
                                                  1,166          1,255             7%          2,303          2,400             4%

Operating income                                    385            278            38%            757            669            13%

Interest expense                                    (88)          (100)                         (179)          (202)

Other income (loss)                                  23            (80)                           61             36
-----------------------------------------------------------------------                     ------------------------

Income before income taxes                          320             98                           639            503

Income tax expense                                 (108)           (46)                         (216)          (174)
-----------------------------------------------------------------------                     ------------------------

Net income                                     $    212       $     52                      $    423       $    329
===================================================================================================================================

Operating ratio (excluding special charge)         75.2%          75.5%          0.3            75.3%          75.0%         (0.3)
===================================================================================================================================

Diluted earnings per share                     $   1.04       $   0.26                      $   2.08       $   1.64

Adjusted diluted earnings per share (2)        $   1.04       $   0.96                      $   2.08       $   1.93

Diluted weighted-average number of shares         203.3          200.9                         203.1          200.4
===================================================================================================================================


(1) The pro forma figures reflect the Company's results of operations as if the Company had acquired WC on January 1, 2001.

(2) 2001 excludes the gain on sale of DRT, the special charge for workforce reductions and the charge to write down the net investment in 360networks Inc.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY PRO FORMA INFORMATION (CANADIAN GAAP)
-------------------------------------------------------------------------------

                                                        Three months ended June 30                   Six months ended June 30
                                               -----------------------------------------    ---------------------------------------
                                                   2002           2001        Variance          2002           2001        Variance
                                                          pro forma(1)     Fav (Unfav)                 pro forma(1)     Fav (Unfav)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                    (Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals                           7,357          6,039            22%         14,684         12,738            15%
Metals and minerals                               3,158          3,527           (10%)         6,438          6,741            (4%)
Forest products                                   8,570          8,384             2%         16,692         16,279             3%
Coal                                              3,609          4,381           (18%)         6,914          8,644           (20%)
Grain and fertilizers                             9,282         10,736           (14%)        19,113         23,444           (18%)
Intermodal                                        7,442          6,823             9%         14,071         13,305             6%
Automotive                                          914            781            17%          1,709          1,493            14%
-----------------------------------------------------------------------                 ----------------------------
                                                 40,332         40,671            (1%)        79,621         82,644            (4%)

Freight revenue / RTM (cents)

Total freight revenue per RTM                      3.72           3.65             2%           3.71           3.58             4%
Business units:
Petroleum and chemicals                            3.68           3.87            (5%)          3.70           3.83            (3%)
Metals and minerals                                4.37           4.08             7%           4.04           3.92             3%
Forest products                                    3.90           3.92            (1%)          3.95           3.90             1%
Coal                                               2.24           2.19             2%           2.29           2.17             6%
Grain and fertilizers                              2.75           2.70             2%           2.74           2.67             3%
Intermodal                                         3.51           3.68            (5%)          3.52           3.72            (5%)
Automotive                                        17.40          17.80            (2%)         18.14          17.82             2%
-----------------------------------------------------------------------                 ----------------------------

Carloads (thousands)

Petroleum and chemicals                             146            131            11%            291            275             6%
Metals and minerals                                 104            113            (8%)           190            208            (9%)
Forest products                                     151            155            (3%)           301            309            (3%)
Coal                                                127            137            (7%)           247            285           (13%)
Grain and fertilizers                               135            152           (11%)           277            312           (11%)
Intermodal                                          312            296             5%            585            583            --
Automotive                                           84             79             6%            167            154             8%
-----------------------------------------------------------------------                 ----------------------------
                                                  1,059          1,063            --           2,058          2,126            (3%)

Freight revenue / carload (dollars)

Total freight revenue per carload                 1,415          1,395             1%          1,434          1,393             3%
Business units:
Petroleum and chemicals                           1,856          1,786             4%          1,869          1,775             5%
Metals and minerals                               1,327          1,274             4%          1,368          1,269             8%
Forest products                                   2,212          2,123             4%          2,189          2,055             7%
Coal                                                638            701            (9%)           640            660            (3%)
Grain and fertilizers                             1,889          1,908            (1%)         1,892          2,006            (6%)
Intermodal                                          837            848            (1%)           848            849            --
Automotive                                        1,893          1,759             8%          1,856          1,727             7%
-----------------------------------------------------------------------------------------------------------------------------------

(1) The pro forma data has been prepared assuming the Company had acquired WC on January 1, 2001.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
-------------------------------------------------------------------------------

Management's discussion and analysis relates to the financial condition and results of operations of Canadian National Railway Company (CN) together with its wholly owned subsidiaries, including Grand Trunk Corporation (GTC), Illinois Central Corporation (IC) and Wisconsin Central Transportation Corporation (WC), the latter from October 9, 2001. As used herein, the word "Company" means, as the context requires, CN and its subsidiaries. CN's common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). The Company also prepares consolidated financial statements in accordance with U.S. GAAP, which are included in this document. The U.S. GAAP financial statements are different in some respects from these financial statements, principally in the treatment of track replacement costs, expenditures relating to improvements of bridges and other structures and freight cars, derivative instruments, stock-based compensation and convertible preferred securities.

FINANCIAL RESULTS

Second quarter and first six months of 2002 compared to corresponding periods in 2001

The Company consolidated WC effective October 9, 2001, the date it acquired control of WC. Accordingly, in the following discussion, the Company's results of operations for the three and six months ended June 30, 2001 exclude the results of operations of WC. Hereafter, pro forma refers to the consolidation of the results of operations of WC, assuming the acquisition and control of WC occurred on January 1, 2001.

The Company recorded consolidated net income of $212 million ($1.08 per basic share or $1.04 per diluted share) for the quarter ended June 30, 2002 compared to consolidated net income of $40 million ($0.19 per basic and diluted share) in the second quarter of 2001, an increase of $172 million ($0.89 per basic share or $0.85 per diluted share). Consolidated net income for the six months ended June 30, 2002 was $423 million ($2.16 per basic share or $2.08 per diluted share) compared to $311 million ($1.59 per basic share or $1.55 per diluted share) in the same period of 2001.

Operating income was $385 million for the second quarter of 2002 compared to $245 million in the same quarter of 2001. For the first half of the year, operating income was $757 million compared to $607 million in the same period of 2001.

The three and six-month periods ended June 30, 2001 included items impacting the comparability of the results of operations to those in the respective periods of 2002. In the second quarter of 2001, the Company recorded a special charge for workforce reductions of $98 million, $62 million after tax ($0.32 per basic share or $0.31 per diluted share) and a charge to write down its net investment in 360networks Inc. of $99 million, $77 million after tax ($0.41 per basic share or $0.39 per diluted share). In the first quarter of 2001, the Company recorded a gain of $101 million, $82 million after tax ($0.43 per basic share or $0.41 per diluted share) related to the sale of its 50 percent interest in the Detroit River Tunnel Company (DRT).

Excluding the aforementioned items, net income in the current quarter increased by $33 million ($0.16 per basic share or $0.15 per diluted share) from net income of $179 million ($0.92 per basic share or $0.89 per diluted share) for the same quarter last year. For the six months ended June 30, 2002, net income increased by $55 million ($0.27 per basic share or $0.24 per diluted share), from $368 million ($1.89 per basic share or $1.84 per diluted share) for the same period in 2001.

Excluding the 2001 special charge, operating income for the second quarter of 2002 increased to $385 million from $343 million for the same period last year, an increase of $42 million, or 12%. The operating ratio, excluding the 2001 special charge, improved to 75.2% in the current quarter from 75.4% in the second quarter of 2001. For the six-month period ended June 30, 2002, operating income excluding the 2001 special charge, increased by $52 million, or 7%, to $757 million. The six-month operating ratio, excluding the 2001 special charge,

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
-------------------------------------------------------------------------------

increased to 75.3% in 2002 from 74.7% in 2001, a 0.6-point increase.

Comparison to 2001 pro forma

Excluding the 2001 items previously discussed, net income in the current quarter increased by $21 million ($0.09 per basic share and $0.08 per diluted share) from pro forma net income of $191 million ($0.99 per basic share or $0.96 per diluted share) in the comparative 2001 quarter. For the six months ended June 30, 2002, net income, excluding the 2001 items previously discussed, increased by $37 million ($0.18 per basic share or $0.15 per diluted share) from pro forma net income of $386 million ($1.98 per basic share or $1.93 per diluted share) in the same period in 2001.

Revenues for the second quarter of 2002 increased by $18 million, or 1%, when compared to pro forma revenues of $1,533 million in the same 2001 period. For the six-month period ended June 30, 2002, revenues decreased by $9 million when compared to pro forma revenues of $3,069 million in the same period last year.

Excluding the 2001 special charge, operating expenses in the current quarter increased by $9 million, or 1%, from pro forma operating expenses of $1,157 million in the same quarter of 2001. For the first half of 2002, operating expenses amounted to $2,303 million, relatively unchanged from pro forma operating expenses, excluding the special charge, of $2,302 million in the same period last year.

Operating income for the second quarter of 2002 increased to $385 million when compared to pro forma operating income, excluding the special charge, of $376 million in the comparable 2001 quarter. The operating ratio, excluding the 2001 special charge, improved to 75.2% in the current quarter from the pro forma operating ratio of 75.5% in the second quarter of 2001. For the six-month period ended June 30, 2002, operating income was $757 million, a decrease of $10 million, from pro forma operating income, excluding the special charge, of $767 million in the comparable 2001 period. The six-month operating ratio, excluding the 2001 special charge, increased slightly to 75.3% in 2002 from the pro forma operating ratio of 75.0% in 2001.

Revenues

Revenues in the second quarter of 2002 totalled $1,551 million compared to $1,392 million during the same period in 2001, an increase of $159 million, or 11%. Revenues for the first half of 2002 were $3,060 million, an increase of $270 million, or 10%, from the same period last year. The increase in the quarter was mainly attributable to the consolidation of WC revenues and to gains in petroleum and chemicals, automotive, and intermodal. Partly offsetting these gains were lower Canadian grain, and coal revenues. Contributing to the six-month increase was the impact of the weaker Canadian dollar, particularly in the petroleum and chemicals, forest products and automotive business units.

Revenue ton miles increased by 6% in the quarter and 3% in the six-month period when compared to the same periods in 2001. Freight revenue per revenue ton mile for the quarter and first half of the year, increased by 5% and 7%, respectively, when compared to the same periods last year.

Petroleum and chemicals: Revenues increased by $59 million, or 28%, for the quarter and $101 million, or 23%, for the first six months when compared to the same periods in 2001. Growth was driven by the inclusion of WC revenues, market share gains in various sectors, and strong sulfur shipments to both the United States and offshore markets. Revenue per revenue ton mile for the quarter remained unchanged and increased by 1% during the first six months of 2002, as the inclusion of shorter haul WC traffic and the effects of the weaker Canadian dollar were offset by an increase in longer haul CN traffic.

Metals and minerals: Revenues increased by $21 million, or 18%, for the quarter and $46 million, or 21%, for the first six months when compared to the same periods in 2001. The inclusion of WC revenues, market share gains in the non-ferrous segment, particularly aluminum, and increased construction materials traffic, contributed to the growth in both the quarter and first half of the year.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
-------------------------------------------------------------------------------

Partly offsetting these increases were a temporary reduction in cement shipments and one-time gains in 2001. Revenue per revenue ton mile increased by 2% in the quarter mainly due to a shift to shorter haul traffic. The 4% decline during the first six months was mainly attributable to the inclusion of certain lower-rated WC traffic.

Forest products: Revenues increased by $65 million, or 24%, for the quarter and $145 million, or 28%, for the first six months when compared to the same periods in 2001. Growth in the quarter and first six months was attributable to the inclusion of WC revenues and increased lumber and panels traffic, which benefited from strong housing markets in both Canada and the United States. These gains were partly offset by continued weakness in the pulp and paper markets. The increase in revenue per revenue ton mile of 9% in the quarter and 12% in the first half was mainly due to the inclusion of shorter haul WC traffic and the effect of the weaker Canadian dollar.

Coal: Revenues decreased by $7 million, or 8%, for the quarter and $15 million, or 9%, for the first six months when compared to the same periods in 2001. The decline in both the quarter and first half of 2002 was mainly due to reduced demand from power utilities and weak Canadian coal exports to offshore markets. The revenue per revenue ton mile increase of 3% in the quarter was mainly due to a decrease in longer haul traffic. The 6% increase in the first six months is also attributable to an increase in rates tied to commodity prices and the effect of the weaker Canadian dollar.

Grain and fertilizers: Revenues decreased by $20 million, or 7%, for the quarter and $72 million, or 12%, for the first six months when compared to the same periods in 2001. The decline in both the quarter and first six months of 2002 reflected a significant deterioration in the 2001/2002 Canadian grain crop that was partly offset by increases in the fertilizer segment and higher soybean shipments from the United States. The 5% increase in revenue per revenue ton mile in both the quarter and first half of 2002 was mainly due to an increase in the regulated grain rates and a decline in longer haul traffic.

Intermodal: Revenues increased by $17 million, or 7%, for the quarter and $15 million, or 3%, for the first six months when compared to the same periods in 2001. The increase in both the quarter and first half of 2002 was mainly due to stronger Canadian retail sales, higher volumes on expedited trains in the Canadian domestic segment and increased overseas traffic in spite of the loss of some overseas moves. The 3% decrease in revenue per revenue ton mile in both the quarter and first half of 2002 was mainly attributable to the elimination of the fuel surcharge at the end of 2001 and an increase in the average length of haul.

Automotive: Revenues increased by $20 million, or 14%, for the quarter and $44 million, or 17%, for the first six months when compared to the same periods in 2001, reflecting stronger motor vehicle production particularly in the United States. For the quarter, the 2% decrease in revenue per revenue ton mile was mainly attributable to an increase in longer haul traffic. For the first six months, the 2% increase was mainly attributable to the weaker Canadian dollar, which more than offset the increase in the average length of haul.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
-------------------------------------------------------------------------------

Operating expenses

In the second quarter of 2002, operating expenses amounted to $1,166 million compared to $1,147 million in the same quarter of 2001. Operating expenses for the first half of 2002 were $2,303 million compared to $2,183 million in the same period of 2001.

Excluding the 2001 special charge for workforce reductions, operating expenses for the current quarter increased by $117 million, or 11%, from $1,049 million in the same period of 2001. For the first half of the year, operating expenses, excluding the 2001 special charge, increased by $218 million, or 10%, from $2,085 million in the same period last year. The increases in the quarter and first six months of 2002 were mainly due to the consolidation of WC operating expenses, higher expenses for labor and fringe benefits, equipment rents and casualty and other, partially offset by lower fuel costs.

Labor and fringe benefits: Labor and fringe benefit expenses in 2002 increased by $77 million, or 18%, for the second quarter and $156 million, or 19%, for the first half when compared to the same 2001 periods. The increase was mainly attributable to the inclusion of WC labor expense of $51 million for the quarter and $103 million for the six-month period, wage increases and higher benefit expenses, including health and welfare and other postretirement benefits. The impact of the weaker Canadian dollar on U.S. denominated expenses also contributed to the increase in the six-month period ended June 30, 2002.

Purchased services: The costs of purchased services increased by $15 million, or 11%, for the quarter and $22 million, or 8%, for the six-month period ended June 30, 2002, when compared to corresponding periods in 2001. The increase was mainly due to the inclusion of WC purchased services expense and higher derailment-related expenses in the second quarter of 2002 that were partially offset by lower crew transportation and lodging expenses.

Depreciation and amortization: Depreciation and amortization expense for the quarter and six months ended June 30, 2002, increased by $2 million, or 2%, and $15 million, or 7%, respectively, from the comparable 2001 periods, due mainly to the inclusion of WC depreciation expense.

Fuel: The decrease in the second quarter of $7 million, or 6%, and $38 million, or 14%, in the first half of 2002, when compared to the respective periods in 2001, was primarily due to a decrease in the average price of fuel, partially offset by the inclusion of WC fuel expense.

Equipment rents: These expenses increased by $17 million, or 22%, in the quarter and $28 million, or 18%, for the first half of the year, when compared to the same periods in 2001. The increase in the quarter and the first half of the year was mainly due to the inclusion of WC equipment rents and lower net car hire income.

Material: For the quarter and six months ended June 30, 2002, material costs increased by $4 million, or 6%, and decreased by $1 million, or 1%, respectively, from the comparable periods in 2001. Lower locomotive and car maintenance costs in the quarter and first half of 2002 partly offset the inclusion of WC material costs in the quarter, and more than offset the inclusion of WC material costs in the first half of 2002.

Operating taxes: Operating taxes increased by $5 million, or 14%, during the second quarter of 2002 and $2 million, or 2%, during the six-month period ended June 30, 2002 when compared to the corresponding periods in 2001, mainly due to the inclusion of WC operating taxes and one-time provincial sales tax recoveries in 2001 that were partly offset by capital and sales tax recoveries in 2002.

Casualty and other: These expenses increased by $4 million, or 7%, in the current quarter and by $34 million, or 33%, for the first six months of 2002, when compared to the corresponding 2001 periods. The increase in both the quarter and six-month period is mainly due to higher expenses for casualty and legal claims, including occupational-related claims, the inclusion of WC casualty and other expenses, and higher derailment-related expenses in

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
-------------------------------------------------------------------------------

the second quarter of 2002. Partially offsetting these increases were lower expenses related to environmental matters and, bad debt expenses in the first half of 2002.

Other

Interest expense: Interest expense for the second quarter increased by $14 million, or 19%, from the comparable 2001 quarter and $30 million, or 20%, in the first six months of 2002 versus the equivalent 2001 period. Lower interest expense related to the maturity of certain notes was more than offset by the financing related to the acquisition of WC and the consolidation of WC interest expense.

Other income: Excluding the impact of the 2001 DRT and 360networks Inc. transactions previously discussed, other income for the second quarter of 2002 increased to $23 million from $9 million in the comparable 2001 quarter and increased to $61 million for the first half of 2002 from $18 million in the first half of last year. The increase was mainly due to the inclusion of WC's equity in earnings of English Welsh and Scottish Railway (EWS) of $4 million for the quarter and $15 million for the first half of 2002 and higher gains on disposal of surplus assets.

Income tax expense: The Company recorded an income tax expense of $108 million for the current quarter and $41 million for the corresponding period in 2001. Income tax expense was $216 million for the six months ended June 30, 2002 and $167 million for the comparable 2001 period. The effective tax rate for the quarter and six months ended June 30, 2002 was 33.8%. The effective tax rate for the comparative 2001 periods was 35.6% and 35.9%, respectively, excluding the income tax effect on the special charge, the DRT transaction and the charge for 360networks Inc.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
-------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal source of liquidity is cash generated from operations. The Company also has the ability to fund liquidity requirements through its revolving credit facilities, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through the Accounts receivable securitization program. In addition, from time to time, the Company's liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

Operating activities: Cash provided from operating activities was $350 million and $575 million for the three and six-month periods ended June 30, 2002, respectively, compared to $375 million and $437 million for the same 2001 periods. Net income, excluding non-cash items, generated cash of $389 million for the current quarter and $783 million for the six months ended June 30, 2002, compared to $370 million and $721 million in the corresponding 2001 periods. Cash generated in the first six months of 2002 was partially consumed by payments for workforce reductions and income taxes of $94 million and $67 million, respectively, compared to $89 million and $59 million, respectively, for the same period last year. Payments for casualty and legal claims, including amounts paid for workers' compensation, for the first half of 2002 and 2001 were $68 million and $78 million, respectively.

Investing activities: Cash used by investing activities in the quarter and six months ended June 30, 2002 amounted to $140 million and $131 million, respectively, compared to $169 million and $148 million for the comparable periods in 2001. The Company's investing activities in the first half of 2002 included net proceeds of $68 million from the sale of its investment in Tranz Rail Holdings Limited, whereas the comparative period included proceeds of $112 million from the sale of DRT. Net capital expenditures amounted to $133 million and $204 million in the three and six months ended June 30, 2002, respectively, a decrease of $48 million and $64 million from the same 2001 periods. Capital expenditures included expenditures for roadway renewal, rolling stock, and other capacity and productivity improvements.

The Company anticipates that capital expenditures for 2002 will remain at approximately the same level as 2001. This will include funds required for ongoing renewal of the basic plant and other acquisitions and investments required to improve the Company's operating efficiency and customer service.

Dividends: The Company paid a quarterly dividend of $0.215 per common share amounting to $41 million for the second quarter and $83 million for the first six months of 2002 compared to $37 million and $75 million, respectively, at the rate of $0.195 per common share for the same periods in 2001. In the second quarter and first half of 2002, $5 million was paid on the convertible preferred securities at an annual rate of 5.25%, compared to $10 million in the first half of 2001 at the same rate.

Free cash flow

The Company generated $164 million and $356 million of free cash flow for the three and six months ended June 30, 2002, respectively, compared to $169 million and $204 million for the same 2001 periods. The Company defines free cash flow as cash provided from operating activities less capital expenditures, other investing activities and dividends paid.

Financing activities: Cash used by financing activities totaled $122 million for the second quarter and $316 million for the six months ended June 30, 2002 compared to $179 million and $193 million in the same periods of 2001. In 2002, the Company's issuances and repayments of long-term debt related principally to the Company's commercial paper and revolving credit facilities.

The Company has access to various financing arrangements:

Revolving credit facilities

The Company has U.S.$1,000 million revolving credit facilities that expire in March 2003. The credit facility agreements contain customary financial covenants with which the Company has been in full compliance since the inception of the agreements. At June 30, 2002, the Company had entirely repaid its borrowings of U.S.$172 million

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
-------------------------------------------------------------------------------

(Cdn$273 million) outstanding at December 31, 2001. At June 30, 2002, letters of credit under the revolving credit facilities amounted to $292 million.

Commercial paper

The Company has a commercial paper program, which is backed by a portion of its revolving credit facilities, enabling it to issue commercial paper up to a maximum aggregate principal amount of $600 million, or the U.S. dollar equivalent. The revolving credit facilities will mature within the next twelve months and while the Company's intent is to renew the existing revolving credit facilities, the refinancing has not been renegotiated and, as such, the outstanding balance of U.S.$209 million (Cdn$317 million) of commercial paper has been included in the current portion of long-term debt at June 30, 2002.

Shelf registration statement

At June 30, 2002, the Company had U.S.$400 million remaining for issuance under its shelf registration statement.

Accounts receivable securitization program

The sale of a portion of the Company's accounts receivable is conducted under a securitization program, which has a $350 million maximum limit and will expire in June 2003. The program is subject to customary credit rating and reporting requirements. In the event the program is terminated before its scheduled maturity, the Company expects to have sufficient liquidity remaining in its current and future revolving credit facilities to meet future obligations and anticipated capital expenditures. The Company intends to renew the program upon expiration. At June 30, 2002, pursuant to the agreement, $168 million and U.S.$113 million (Cdn$171 million) had been sold on a limited recourse basis reflecting no change in the level of accounts receivable sold since December 31, 2001.

The Company's access to current and alternate sources of financing at competitive costs is dependent on its credit rating. The Company is not aware of any adverse trend, event or condition that would affect the Company's current credit standing.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
-------------------------------------------------------------------------------

Contractual obligations and commercial commitments

In the normal course of business, the Company incurs contractual obligations and commercial commitments. The following tables set forth material obligations and commitments as of June 30, 2002:

Contractual obligations
(In millions)

Contract Type                                      Total           2002      2003-2004      2005-2006         2007 &
                                                                                                          thereafter
--------------------------------------------------------------------------------------------------------------------
Debentures, notes and other                      $ 4,490        $    14        $ 1,204        $   559        $ 2,713
Capital leases (a)                                   842             72            174             84            512
--------------------------------------------------------------------------------------------------------------------
 Long-term debt                                  $ 5,332        $    86        $ 1,378        $   643        $ 3,225
Operating leases (b)                               1,221            111            393            292            425
--------------------------------------------------------------------------------------------------------------------
Total obligations                                $ 6,553        $   197        $ 1,771        $   935        $ 3,650
====================================================================================================================

Commercial commitments
(In millions)

Ccommitments Type                                  Total           2002      2003-2004      2005-2006         2007 &
                                                                                                          thereafter
--------------------------------------------------------------------------------------------------------------------
Standby letters of credit (c)                    $   384        $   320        $    63        $     1        $    --
Other commercial commitments (d)                     267             36            231             --             --
--------------------------------------------------------------------------------------------------------------------
Total commitments                                $   651        $   356        $   294        $     1        $    --
====================================================================================================================

(a) Excludes $486 million of imputed interest on capital leases at rates ranging from approximately 3.0% to 11.9%.

(b) The Company has guaranteed the residual values of $77 million of equipment with lease terms expiring in the years 2004 through 2012. As at June 30, 2002, the Company does not expect to make any payments pertaining to the guarantees of these leases.

(c) Consists mainly of letters of credit issued as a financial guarantee of the Company's contractual obligations under various arrangements. Letters of credit under the revolving credit facilities amounted to $292 million.

(d) Includes commitments for railroad ties, rail, freight cars and locomotives.

For 2002 and the foreseeable future, the Company expects cash from operations and from its various sources of financing to be sufficient to meet its future obligations and fund anticipated capital expenditures.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
-------------------------------------------------------------------------------

TERMINATION OF CONVERSION RIGHTS OF 5.25% CONVERTIBLE PREFERRED SECURITIES ("SECURITIES")

On May 6, 2002, the Company announced that it had met the conditions required to terminate the Securities holders' right to convert their Securities into common shares of the Company, and set the conversion termination date as July 3, 2002. The conditions were met when the Company's common share price exceeded 120% of the conversion price of U.S.$38.48 per share (as adjusted, following the Company's two-for-one common stock split in September 1999) for a specified period, and all accrued interest on the Securities had been paid.

As of June 30, 2002, approximately U.S.$1 million principal amount of the Securities were surrendered for conversion into common shares.

On July 3, 2002, the closing price of the Company's common shares exceeded the conversion price of US$38.48 per share. As a result, Securities that had not been previously surrendered for conversion were converted, resulting in the issuance of approximately 6 million common shares of the Company.

ACQUISITION OF WISCONSIN CENTRAL TRANSPORTATION CORPORATION

On October 9, 2001, the Company completed its acquisition of WC for an acquisition cost of $1,297 million (U.S.$831 million) and began a phased integration of the companies' operations.

The merger involves the integration of two previously independent businesses to provide shippers enhanced rail services over a coordinated network. There can be no assurance that there will be realization of rail service and other efficiencies or synergies that are expected to be derived from the merger.

The Company accounted for the merger using the purchase method of accounting as required by the Canadian Institute of Chartered Accountants (CICA) Handbook
Section 1581 "Business Combinations." As such, the Company's consolidated financial statements include the assets, liabilities and results of operations of WC as of October 9, 2001, the date of acquisition. The results of the final valuation of WC's assets and liabilities are not expected to have a material impact on the results of operations.

CRITICAL ACCOUNTING POLICIES, BUSINESS RISKS AND OTHER MATTERS

Management's discussion and analysis of the Company's financial condition and results of operations is based on the same accounting policies as those used in preparing the Company's 2001 Annual Consolidated Financial Statements. As such, this document should be read in conjunction with Note 1 "Summary of significant accounting policies" of the Company's 2001 Annual Consolidated Financial Statements.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to litigation, environmental liabilities, casualty claims, depreciation lives, income tax liabilities, and pension and other post-retirement benefits, based upon currently available information. Actual results could differ from these estimates.

Legal actions

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational related claims, damage to property and environmental matters. The Company maintains, and regularly updates on a case-by-case basis, casualty provisions for such items when the expected loss is both probable and can be reasonably estimated.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
-------------------------------------------------------------------------------

Although the Company considers such provisions to be adequate for these matters, the final outcome with respect to actions outstanding or pending at June 30, 2002, or future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year.

Employee work-related injuries, including occupational related claims, are compensated according to the provisions of the Federal Employers' Liability Act
(FELA) and represent a significant expense for the railroad industry in the United States. Consistent with the case-by-case approach, the Company does not accrue a provision for unasserted occupational related claims, as they are not reasonably estimable. In view of the Company's increasing expansion in the United States, and the increase in the number of occupational claims over the past years, the Company will continue to work with an independent actuarial firm and will consider the results of an actuarial based approach to evaluate the sufficiency of its provision for occupational claims. Any change in the estimated liability would be accounted for as a change in accounting estimate and recorded in the results of operations.

As at June 30, 2002, the Company had aggregate reserves for legal matters of $250 million ($277 million at December 31, 2001), of which approximately $143 million was for work-related injuries to employees in the United States, including occupational related claims.

Environmental matters

Regulatory compliance

The Company's operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in the railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements.

Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed.

Known existing environmental concerns

The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company's share of the costs and evolving regulatory standards governing environmental liability. As a result, liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

Unknown existing environmental concerns

While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company's ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and costs cannot be reasonably estimated and as such, costs related to future remediation will be accrued in the year they become known.

Future occurrences

In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
-------------------------------------------------------------------------------

that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

As at June 30, 2002, the Company had aggregate accruals for environmental costs of $103 million ($112 million at December 31, 2001). The Company has not included any reduction in costs for anticipated recovery from insurance.

There can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such environmental liabilities or costs.

Properties

The Company follows the group method of depreciation and, as such, depreciates the cost of properties, net of asset impairment write-downs, on a straight-line basis over the estimated useful life of each asset class. Assessing the reasonableness of the estimated useful lives of properties requires judgment and is based upon currently available information, including comprehensive depreciation studies that incorporate assumptions of remaining useful lives. A revision to the estimated useful lives of properties is considered a change in accounting estimate and, as a result, depreciation rates would be changed on a prospective basis. A significant change in depreciable lives could result in a material change to depreciation expense.

Pension and Other post-retirement benefits

The Company accounts for pension and other postretirement benefits as required by CICA Handbook Section 3461 "Employee Future Benefits." Under this accounting standard, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. Delayed recognition of differences between actual results and those assumed is a guiding principle of this standard. This approach allows for a smooth recognition of changes in benefit obligations and plan performance over the working lives of the employees who benefit from the plans.

An actuarial valuation is conducted at least on a triennial basis, to account for pension and other postretirement benefits which uses management assumptions for the discount rate, the expected return on plan assets, the rate of compensation increase, the health care cost trend and the expected average remaining service life of the employee group. A change in any one of these assumptions could have a significant impact on the pension and post-retirement benefit expense recorded under CICA Section 3461.

Financial instruments

Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company's results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company's revenues.

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. However, the credit standing of counterparties is regularly monitored, and losses due to counterparty nonperformance are not anticipated.

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. At June 30, 2002, the Company hedged

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
-------------------------------------------------------------------------------

approximately 46% of the estimated 2002 fuel consumption, 41% of the estimated 2003 fuel consumption and 7% of the estimated 2004 fuel consumption. This represented approximately 348 million U.S. gallons at an average price of U.S.$0.606 per U.S. gallon.

For the three months ended June 30, 2002, the Company realized a negligible loss from its fuel hedging activities, compared to a $2 million gain in the same period last year. For the first half of 2002, the Company's hedging activities resulted in a realized loss of $9 million compared to a $4 million gain in the same period of 2001.

As a result of fuel hedging activities, the Company had an unrealized holding gain of $17 million at June 30, 2002 ($38 million unrealized holding loss at December 31, 2001).

Competition

The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in certain markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers' equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company's volumes, revenues and profit margins.

To a greater degree than other rail carriers, the Company's subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

In recent years, there has been significant consolidation of rail systems in the United States. The resulting larger rail systems are able to offer seamless services in larger market areas and effectively compete with the Company in certain markets. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company's competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Labor negotiations

As of July 2002, the Company had achieved ratified settlements with bargaining units representing 98% of the Company's Canadian unionized workforce. These agreements are generally for a three-year period effective until December 31, 2003.

The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. For several years now, Grand Trunk Western (GTW), Duluth Winnipeg and Pacific (DWP), ICRR, CCP Holdings, Inc.
(CCP) and just recently WC, have bargained on a local basis rather than holding national, industry wide negotiations. Local negotiations result in settlements that better address both the employees' concerns and preferences and the railways' actual operating environment. There are risks associated with negotiating locally. Presidents and Congress have demonstrated that they will step in to avoid national strikes, while a local dispute may not generate federal intervention,

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
-------------------------------------------------------------------------------

making an extended work stoppage more likely. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

As of July 2002, the Company had in place agreements with bargaining units representing all the unionized workforce at ICRR, GTW, DWP, and CCP and 43% at WC. These agreements have various durations, ranging from the end of 2001 to the end of 2005. Several of these agreements have reopened or will reopen in 2002.

Negotiations are ongoing with the bargaining units with which the Company has not yet achieved new settlements. Until new agreements are reached or until settlements are ratified, the terms and conditions of previous agreements continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations.

Regulation

The Company's rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency (the Agency), under the Canada Transportation Act (Canada) (the CTA), and (ii) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company's U.S. rail operations are subject to regulation by the Surface Transportation Board (STB) (the successor to the Interstate Commerce Commission) and the Federal Railroad Administration. In addition, the Company is subject to a variety of health, safety, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, issued its report to the Minister of Transport at the end of June 2001. It was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes, which, if adopted, would affect all modes of transportation, including rail. No assurance can be given that any decision by the federal government pursuant to the report's recommendations will not materially adversely affect the Company's financial position or results of operations.

Business prospects and other risks

In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in the demand for them. However, many of the bulk commodities the Company transports move offshore and are impacted more by global economic conditions than North American economic cycles. The Company's results of operations can be expected to reflect this cyclicality because of the significant fixed costs inherent in railroad operations.

The Company's revenues are affected by prevailing economic conditions. In 2001, widespread recessionary conditions in the economy affected the Company's revenues across a number of markets. Following a significant reduction in interest rates and a major depletion in inventories, the North American economy rebounded in the first part of 2002. While continued growth is expected throughout the year, the speed of the recovery will depend on overall consumer and business confidence, which currently show signs of uncertainty. The Company will continue to leverage its strong service capabilities but remains cautious about business prospects in the second half of the year.

Should a major economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be affected.

In addition to the inherent risks of the business cycle, the Company is occasionally susceptible to severe weather conditions. For example, in the first quarter

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
-------------------------------------------------------------------------------

of 1998, a severe ice storm hit eastern Canada, which disrupted operations and service for the railroad as well as for CN customers.

Inflation

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflationadjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Forward-looking information

Certain information included in this report may be "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the factors set forth in this section as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.